Exhibit 4.3

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2016

Corporate Office	TSX: SMT
Suite 2100, 79 Wellington St W.	BVL: SMT
Toronto, ON, Canada M5K 1H1	www.sierrametals.com

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) consolidated financial statements for the year ended December 31, 2016 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to “$” are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of March 28, 2017 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”) and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSON

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals, is the qualified person as defined in National Instrument 43-101 (“NI 43-101”) relating to operational scientific and technical information of Sierra Metals which have been included in this MD&A.

Enrique Gomez de la Rosa B.Sc., Geological Engineering, and Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals are the qualified people as defined in NI 43-101, who supervised the preparation of the information related to mineral exploration for Sierra Metals’ Mexican properties included in this MD&A.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Further success in brownfields exploration such as the recent discovery of the Esperanza Zone at the Yauricocha Mine, combined with the Company’s production optimization program will enable Sierra Metals to continue on a solid path of increased production and resource growth for the foreseeable future.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

3.	2016 OPERATING AND FINANCIAL HIGHLIGHTS

	Three Months Ended		Year Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Operating
Ore Processed / Tonnes Milled	517,705	456,842	2,034,465	1,864,706
Silver Ounces Produced (000’s)	789	603	2,979	3,105
Copper Pounds Produced (000’s)	6,153	5,493	23,390	23,197
Lead Pounds Produced (000’s)	9,990	7,920	40,551	42,177
Zinc Pounds Produced (000’s)	17,039	9,265	56,610	42,077
Gold Ounces Produced	1,867	2,201	8,604	9,066
Copper Equivalent Pounds Produced (000’s)[1]	21,233	16,250	79,463	76,051
Silver Equivalent Ounces Produced (000’s)[1]	3,194	2,444	11,952	11,439
Cash Cost per Tonne Processed	$40.05	$41.30	$40.47	$40.14
Cash Cost per AgEqOz[2]	$7.89	$10.01	$7.95	$7.76
AISC per AgEqOz[2]	$14.91	$17.22	$14.25	$15.07
Cash Cost per CuEqLb[2]	$1.16	$1.51	$1.20	$1.17
AISC per CuEqLb[2]	$2.20	$2.59	$2.14	$2.27
Cash Cost per AgEqOz (Yauricocha)[2]	$7.29	$9.89	$7.77	$7.10
AISC per AgEqOz (Yauricocha)[2]	$12.51	$17.15	$13.11	$13.25
Cash Cost per CuEqLb (Bolivar)[2]	$1.05	$1.43	$1.15	$1.33
AISC per CuEqLb (Bolivar)[2]	$2.71	$2.37	$2.28	$2.29
Cash Cost per AgEqOz (Cusi)[2]	$21.80	$12.02	$10.28	$8.82
AISC per AgEqOz (Cusi)[2]	$41.32	$21.84	$20.41	$26.47
Financial
Revenues	$41,825	$25,024	$143,180	$134,052
Adjusted EBITDA[2]	$15,985	$(1,935)	$41,887	$32,317
Operating cash flows before movements in working capital	$16,197	$(2,513)	$44,303	$32,475
Adjusted net income (loss) attributable to shareholders[2]	$3,516	$(3,599)	$7,006	$4,108
Net income (loss) attributable to shareholders	$(5,076)	$(27,083)	$(12,265)	$(33,302)
Cash and cash equivalents	$42,145	$25,102	$42,145	$25,102
Working capital	$9,576	$13,581	$9,576	$13,581

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $14.96/oz Ag, $2.25/lb Cu, $0.75/lb Pb, $0.73/lb Zn, $1,113/oz Au. Budgeted Cu price used in equivalent ounce/pound calculations is higher than the Company’s realized selling prices during 2016, and thus, has caused CuEqb cost metrics to be higher than those actually realized.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

2016 Operational Highlights and Growth Initiatives

In 2016 consolidated metal production increased by 4% compared to 2015 which represented the second highest level of annual metal production in the Company’s history. During Q4 2016, consolidated metal production increased 31% compared to Q4 2015, and resulted in the achievement of the second highest level of quarterly metals production in the Company’s history. The increase in metal production compared to Q4 2015 was due to higher throughput, head grades and recoveries at the Yauricocha Mine in Peru. This was partially offset by a decrease in head grades and recoveries at the Bolivar Mine, and the decrease in throughput, head grades and recoveries at the Cusi Mine.

The Company ended 2016 with solid production performance despite a planned shutdown in November for the installation of a higher capacity hoist at the Yauricocha Mine which will significantly increase capacity moving forward. In addition, Sierra also continues to see a substantial positive impact from the operational improvement programs implemented at the Yauricocha Mine which continued to contribute strongly to operational results during the second half of 2016.

Plant improvements completed at the Bolivar Mine during the second half of 2016 included the installation of a new screening plant and cyclones which resulted in improved recoveries. At the Cusi Mine, the installation of a screening plant, a zinc circuit, and an improved cyclone rack, resulted in recovery and grade improvements in the lead and zinc circuits.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

2016 Consolidated Production Highlights

•	Silver (“Ag”) equivalent production of 11.9 million ounces (“oz”); a 4% increase from 2015; second highest in Company history;

•	Copper (“Cu”) equivalent production of 79.5 million pounds (“lb”); a 4% increase from 2015; second highest in Company history;

•	Total of 2 million tonnes processed; a 9% increase from 2015 production; and the highest throughput in Company history;

•	Completion of restructuring and implementation of operational improvements program at Yauricocha; and

•	2016 Guidance Achieved.

Q4 2016 Production Highlights

•	Silver equivalent production of 3.2 million ounces; a 31% increase from Q4 2015;

•	Copper equivalent production of 21.2 million pounds; a 31% increase from Q4 2015;

•	Total of 517,705 tonnes processed; a 13% increase from Q4 2015 production;

•	Second highest quarterly throughput at both the Yauricocha and Bolivar Mines; and

•	Commissioning of the new Mascota hoist at Yauricocha.

2016 Financial Highlights

•

Revenue from metals payable of $143.2 million in 2016 increased by 7% from $134.1 million in 2015. Higher revenues are primarily attributable to the 8% increase in throughput and increase in copper head grades at Yauricocha; the increase in throughput and gold recoveries at Bolivar; the introduction of a zinc concentrate and higher gold and lead grades and recoveries from Cusi; and the increase in the prices of silver (9%), lead (2%), zinc (10%), and gold (9%) in 2016 compared to 2015; this was partially offset by an 11% decrease in the price of copper, and lower head grades of all metals at Bolivar;

•

Yauricocha’s cash cost per silver equivalent payable ounce was $7.77 (2015 - $7.10) and all-in sustaining cash cost (“AISC”) per silver equivalent payable ounce was $13.11 (2015 - $13.25) for the year ended December 31, 2016 compared to the same period in 2015. The decrease in the annual AISC per silver equivalent payable ounce during 2016 was due to an increase in silver equivalent payable ounces as a result of higher throughput and ore feed head grades from the increase in available production from higher grade zones in the Mine. Also, lower treatment and refining costs incurred during 2016 resulting from improved terms within re-negotiated sales contracts with our off-takers offset some

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

of the additional sustaining capital costs and costs related to the mechanization and water management controls implemented at the Mine during 2016;

•

Bolivar’s cash cost per copper equivalent payable pound was $1.15 (2015 - $1.33) and AISC per copper equivalent payable pound was $2.28 (2015 - $2.29) for the year ended December 31, 2016 compared to the same period in 2015. The annual AISC per copper equivalent payable pound remained consistent during 2016 the decrease in cash costs offset an increase of $2.2M in sustaining capital expenditures related to mine development and equipment purchases; as well as a decrease in copper equivalent pounds sold which was due to the lower head grades and recoveries of all metals, except gold recoveries;

•

Cusi’s cash cost per silver equivalent payable ounce was $10.28 (2015 - $8.82) and AISC per silver equivalent payable ounce was $20.41 (2015 - $26.47) for the year ended December 31, 2016 compared to the same period in 2015. Annual AISC per silver equivalent payable ounce decreased due to the significant decrease of $8.5M in sustaining capital expenditures related to stope and drift development within the mine during 2016 as a significant amount of mine development work was completed during the last two years which has resulted in reduced sustaining capital costs required to drift and develop the necessary amount of mining faces required to maintain current production levels. The decline in throughput and silver head grades and recoveries resulted in fewer silver equivalent payable ounces which also contributed to the higher annual cash cost per silver equivalent payable ounce in 2016 compared to 2015;

•

Adjusted EBITDA (1) of $41.9 million for the year ended December 31, 2016 increased compared to $32.3 million in 2015. The increase in adjusted EBITDA in 2016 was primarily due to the $7.4 million increase in revenue at Yauricocha, discussed previously;

•

Net income (loss) attributable to shareholders for the year ended December 31, 2016 was $(12.3) million (2015: $(33.3) million) or $(0.08) per share (basic and diluted) (2015: $(0.21)). The 2015 net loss of $33.3 million included a $19.0 million impairment loss allocated against capitalized exploration and evaluation expenditures on the Cusi Mine;

•

Adjusted net income attributable to shareholders (1) of $7.0 million, or $0.04 per share, for the year ended December 31, 2016 increased compared to adjusted net income of $4.1 million, or $0.03 per share for 2015;

•

A large component of the net income (loss) for every period is the non-cash depletion charge in Peru, which was $24.4 million for the year ended December 31, 2016 (2015: $27.6 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The Company has been successful in reducing the depletion expense year over year as a result of the increase in the mineral reserves at Yauricocha based on previous NI 43-101 reports filed;

•

Cash flow generated from operations before movements in working capital of $44.3 million for the year ended December 31, 2016 compared to $32.5 million in 2015. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins incurred; and

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

•

Cash and cash equivalents of $42.1 million and working capital of $9.6 million as at December 31, 2016 compared to $25.1 million and $13.6 million, respectively, at the end of 2015. Cash and cash equivalents have increased by $17.0 million during the year ended December 31, 2016 due to $43.6 million of operating cash flows, and proceeds from the issuance of credit facilities of $12.8 million; partially offset by capital expenditures incurred in Mexico and Peru of $(25.4) million, repayment of loans, credit facilities and interest of $(13.2) million, and dividends paid to non-controlling interest shareholders of $(0.5) million. Included in the $43.6 million of operating cash flows were negative changes in non-cash working capital items of $1.5 million due to the increase accounts receivable and inventory as at December 31, 2016.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Project Development

•

The Company announced the results of its continuing drill program at Esperanza which reveal that the zone is open on strike to the North, and at depth, and comes as part of an ongoing drill program at this high priority target at the Yauricocha Mine;

•

Provided an updated Mineral Reserve and Resource update at the Company’s Yauricocha Mine which includes the Esperanza zone (press release dated August 11, 2016); and an NI 43-101 compliant Technical Report was filed on SEDAR on September 12, 2016 which was prepared by SRK Consulting;

•

Recent exploration development and test stope programs from the Esperanza zone have provided 54,000 tonnes of material in 2016 which was processed at the Chumpe plant, located in the Lima District, Peru. The Company expects to process approximately 200,000 tonnes from the Esperanza zone during 2017;

•

The Company successfully transitioned from the previously operating surface hoist to a new Hepburn double drum 1100 HP production hoist currently installed on the 720 level, where it will service the Mascota Shaft and increase skipping capacity by 30,000 MT per month;

•	Work is progressing on a new NI 43-101 Technical Reports for the Bolivar and Cusi Mines, which are being prepared by SRK Consulting; These reports are expected to be completed by April 2017;

•

Mine development at Bolívar during Q4 2016 totaled 1,112 m. Most of these meters (746) were developed to prepare stopes for mine production. The remainder of the meters (366) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping; and

•	During Q4 2016, at the Cusi property, mine development totaled 1,304 meters, and 4,750 meters of infill drilling was carried out inside the Mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Recent Developments

•

On March 29, 2017 the Company announced that Mark Brennan has tendered his resignation as President, Chief Executive Officer. Mr. Brennan will continue in his current role for a period of 30 days to facilitate the implementation of an orderly succession plan.

Exploration Highlights

Peru:

During Q4 2016, the Company drilled 42 holes totaling 7,284 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•

Esperanza: 3 horizontal holes totaling 521 meters to explore the continuity of mineralization directly south of the orebody; and 2 additional holes totaling 1,352 meters to explore the northern part of the orebody towards Cachi Cachi;

•	Mascota-Cuye: 4 holes totaling 1,144 meters from the 1070 level to test the continuity of the oxide mineralization at depth and explore new areas between the Mascota and Cuye orebodies);
•	Mina Cachi Cachi (Escondida Level 870): 4 holes totaling 614 meters to explore new mineralized zones;

Definition Drilling:

•	Rosaura (Level 920): 12 holes totaling 1,641 meters to define floors 16 and 8 on level 920 of the Rosaura orebody;
•	Esperanza (920 level): 12 horizontal holes with a length of 1,331 meters of definition drilling to provide a greater level of assurance to the estimated resources within the orebody;
•	Cuerpos Pequenos (silver, lead and zinc) 1 (970 level): 5 holes totaling 680 meters of definition drilling to verify whether the orebody reached the 1020 and 1070 levels.

Discovery of New High Grade Sulphide Cuye-Mascota Zone

On November 17, 2016 the Company announced the discovery of a new high grade sulfide zone referred to as the “Cuye - Mascota” zone, located 200 meters north of the central mine area along strike and adjacent to current mining activities. The discovery comes as part of ongoing diamond drill brownfield exploration programs testing priority targets at its Yauricocha Mine located 150 kilometers southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru. A total of seven drill holes have been drilled to date on the Cuye - Mascota orebody, which is located at the extreme south end of the Mascota oxide orebody. The Company continues with exploration drilling activities in areas below the Cuye and Mascota ore bodies and will continue to report assay results as they become available.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Drill hole highlights include: (for a complete table of drill results please see Company press release dated November 17, 2016)

•	Hole MAS-09: 4.90% Cu, 0.89% Zn, 0.37% Pb, 0.23 gpt Au, 226.45 gpt Ag over 18.2m
•	Hole MAS-17: 0.46% Cu, 17.71% Zn, 4.13% Pb, 0.94 gpt Au, 125.16 gpt Ag over 30.10m
•	Hole MAS-23: 0.73% Cu, 28.85% Zn, 1.45% Pb, 0.35 gpt Au, 149.00 gpt Ag over 7.55m
•	Hole MAS-23: 2.72% Cu, 0.43% Zn, 0.09% Pb, 2.12 gpt Au, 102.95 gpt Ag over 20.00m
•	Hole MAS-27: 0.39% Cu, 12.59% Zn, 3.46% Pb, 0.68 gpt Au, 91.91 gpt Ag over 9.60m
•	Hole MAS-27: 1.32% Cu, 0.53% Zn, 0.05% Pb, 0.87 gpt Au, 45.67 gpt Ag over 8.80m

As a result of this drilling program, continued mineralization has been identified in the Cuye - Mascota zone, as well as other important structures such as the extension of the existing Mascota zone. This has provided the Company with important information that had been previously unknown. This new information will be reported in the next resource review conducted by the Company, expected to be released during Q2 2017.

The Cuye - Mascota orebody had been previously mined up to and including the 870 level horizon. The orebody was predominantly a copper sulfide deposit which was reduced to many small structures below the 870 level. Exploration carried out during 2011 and 2012 was unsuccessful between the 870 and 1020 level horizon, which was the lowest level that could be drilled at that time. Due to the results of the current development program on the 1070 level, geologists have confirmed that the Cuye - Mascota orebody continues at depth to below the 1270 level, and includes a drill intercept at the 1420 level. Geologists have also identified the transition zone of oxides to fresh lead, zinc and silver sulfide mineralization in this drilling program.

The significance of these results is that the drilling has identified a new zone, 200 meters long, which is still open in several directions and are high-grade wide structures. The historic Cuye copper orebody used to be one of the main cashflow generators 10 years ago at Yauricocha. This discovery seems to have found its extension at depth with similar widths and grades as the historic Cuye Orebody located at higher levels which was thought to have been depleted. The discovery of the transition zone from oxides to sulfides at the Mascota orebody is very important because of the higher recovery rates associated with processing sulfide versus oxide ores. Mascota has been one of our most important cashflow contributors in recent years despite its lower metal recovery resulting from being an oxide orebody.

Mexico:

Bolivar

•

During 2016, exploration drilling continued along the Bolivar West fault area and the Company drilled a total of 11,749 meters in this area; while 3,473 meters were drilled in the El Gallo Inferior area.

Definition of High Grade Silver-Gold Mineralization at the La Sidra Zone and High Grade Copper at the Bolivar West Zone

On March 6, 2017 the Company announced the results of the initial drill program on the Bolivar property in Chihuahua State, Mexico and continues to define high grade silver-gold and

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

polymetallic mineralization within the La Sidra vein. The mineralized zone currently extends to over 500 meters in length and to 300 meters in depth and is still open along strike and down dip.

Drilling programs also continue at Bolivar West with future plans to drill Bolivar North West (skarn ore deposit area) to define high grade copper with coincident strong chargeability and within resistivity zones detected during a recently completed a 400 Hectare Titan 24 Induced Polarization (‘IP’) survey conducted by Quantec Geosciences of Toronto, Ontario.

A planned 20,000-metre drilling program has been budgeted with 9,500 meters of In-fill drilling planned at La Sidra and 11,500 meters at Bolivar West and Bolivar NorthWest. Currently drilling is being conducted on Bolivar West zone. The purpose of these programs is to define existing known areas. Once final results are available from the geophysical program, further drilling programs will be carried out.

La Sidra Zone Drill hole highlights include: (for a complete table of drill results please see Company press release dated March 6, 2016)

Hole No.	True Width (m)	CuEQ (%)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
DB14B460:	3.5	9.22	717	0.39	1.31	0.76
DB14B462:	9.7	10.63	390	1.88	4.99	4.05
DB15B490:	1.7	10.60	537	1.17	1.66	3.92

Bolivar West Zone Drill hole highlights include:

Hole No.	True Width (m)	CuEQ (%)	Ag (g/t)	Cu (%)	Zn (%)	Au (g/t)
DB15B516:	9.2	4.05	69	2.34	2.02	0.07
DB16B526:	15.6	2.46	41	1.39	0.77	0.33
DB16B538:	19.0	2.00	32	1.66	0.02	0.00
DB16B549:	10.5	4.26	60	2.70	0.02	1.17

Cusi:

•	The Company is continuing the exploration program on the Santa Rosa de Lima area as well as performing some definition drilling within the mine.

Discovery of Significant High-Grade Zone at Cusi Silver Mine in Mexico

On February 27, 2017 the Company announced the discovery of new high grade silver intercepts occurring in the Santa Rosa de Lima complex located within the current Cusi Mine operational area. The Santa Rosa de Lima complex lies within a regional structure extending some 64 kilometers. Extension on the Cusi property has an anticipated length of 12 kilometers. The discovery comes as part of a reinterpretation of the Hydrothermal model and a drilling campaign consisting of 15,000 meters which began in December 2016. To date, the Company has drilled 10,200 meters or about 79% of the planned program which is expected to be completed by the end of March 2017.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The mineralization at the Santa Rosa de Lima structure is located 100 meters below the surface, and can occasionally be observed at surface at the intersections of veins like “Promontorio” and “Santa Edwiges”.

Historical Drill hole highlights include:

Hole No.	True Width (m)	EQAg (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Cusi-628:	20.0	287	266	0.22	0.21	0.06
Cusi-509	12.0	794	758	0.36	0.33	0.13
Cusi-551	6.0	374	358	0.26	0.16	0.00
Cusi-575	5.0	860	709	2.12	1.31	0.03

Current Drill hole highlights include:

Hole No.	True Width (m)	EQAg (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Cusi-2	3.2	351	332	0.20	0.18	0.06
Cusi-4	3.9	298	167	2.25	1.25	0.00
Cusi-5	2.5	218	200	0.12	0.14	0.12
Cusi-6	1.5	1243	1152	0.26	0.52	0.85
Cusi-14	3.1	1126	1034	1.50	2.00	0.00

A program of 15,000 meters of drilling is currently in execution. This program is targeted to investigate an area of one kilometer in length and 500 meters in depth in the target area defined by the previous drill holes. Drilling to date demonstrates that mineralization is consistent across the assessed area and lies between 1,850 and 1,500 meters above sea level (150 to 550 meters below surface) in depth. To date there are four drills operating in the area to complete the program.

Drilling will continue along the Santa Rosa de Lima Zone to the NW and SE in subsequent programs as the possibility exists to define a 12 kilometer zone.

The discovery and evaluation to date of the Santa Rosa de Lima zone demonstrates very important potential in our operations at the Cusi Mine. We hope in the short term to have a better understanding of the 12 kilometer structural extension containing the Santa Rosa de Lima zone. Intercepts such as those returned in Cusi-6, Cusi-14 and Cusi-509 are common in epithermal deposits of “bonanza” (High grade).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

4.	OUTLOOK

The Company is focused on improving operating performance through the production of higher value ore, strengthening its asset base, increasing its mineral reserves and resources at each of its’ mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value. Sierra is pursuing several initiatives for 2017 in order to meet our objectives of maintaining production costs in the long-term and increasing ore production values and plant capacity where possible in all operations. Sierra’s restructuring and operational improvement program, which began in Q3 2015 at the Yauricocha Mine, has successfully addressed the management of water control issues, the improvement of mine sequencing, implementation of best practices and the mechanization of the Mine. The water flow issues are now under control with a drainage program in place and successfully operating. The Company is effectively moving away from conventional jackleg mining to mechanized jumbo mining. Also, planned shotcrete placement is now at 50% of target and the Company is successfully moving to shotcrete, bolting with friction bolts and resin rebar bolts, screens and straps for improved ground support. Steel set installations have also been reduced by over 50% on a monthly basis.

The Company’s emphasis at Yauricocha will continue to be on the production of higher value ore, including an estimated 200,000 tonnes of ore feed from the Esperanza Zone during 2017. This effort is expected to continue to improve the Company’s operating margins and cash flow generation within a recently improved, but historically softer metals price environment.

In Q1 2016 the Company announced the discovery of a new high grade sulfide zone, referred to as the “Esperanza” zone, located 400 m north of the Yauricocha central mine area, along strike from current mining activities. The Esperanza zone has returned the thickest sulfide intercepts in the 68 year mining history at Yauricocha. The Company is currently mining the upper portion of the Esperanza Zone at Yauricocha this zone is expected to continue to contribute 15,000 - 20,000 tonnes of ore per month to the processing plant during 2017.

During the month of November 2016, Sierra Metals successfully transitioned from the previously operating surface hoist to a new Hepburn 104 x 45 double drum 1100 HP production hoist currently installed on the 720 level, where it will service the Mascota Shaft. This new hoist has an installed capacity of 106,000 metric tonnes (“MT”) per month based on Hepburn performance data. The hoist is currently servicing the 1070 level, which is the deepest level of the mine. The hoist is capable of servicing the mine from the 680 level to the 1400 level, which is the undeveloped lower part of the mine (approximately 715 metres deep).

The Company intends to continue with exploration and a definition drilling program on the newly discovered zones such as Esperanza, the “Cuerpos Pequenos” zones and now the Cuye - Mascota zone, which continue to offer high grade material within proximity of existing mine and infrastructure. Unlocking Yauricocha’s potential through brownfield exploration and these new discoveries are a key part of the Company’s growth strategy. Focus will also be placed on the continued program on mechanization at the Bolivar Mine.

Similar to the operational improvement program completed at the Yauricocha Mine in Peru, the Company is working on a similar program at Bolivar in 2017. The Company’s focus at Bolivar this year will be on efforts that can improve production volume, increase throughput and increase recoveries at the Mill.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Bolivar mine throughput has grown continually from 400 tonnes per day (tpd) in 2011 to 2,700 tpd currently, and its annual copper equivalent production has grown from 3.9 million pounds in 2011 to annual copper equivalent production of 21.2 million pounds in 2016. As tonnage production rates have increased at Bolivar, the Company has realized modest reduction in its all-in sustaining costs, not truly reflecting the economies of scale of tonnage increases. This is primarily due to lower average copper head grades.

The connection of the Agua Caliente power substation at Bolivar during February 2015 was another step completed in continuing to increase throughput at the Piedras Verdes plant. A mine to mill optimization has been completed, to finalize all steps required to bring the throughput at Bolivar beyond 2,500 tpd which we hope to achieve during 2017. Partial key equipment purchases have been procured during 2016 in the effort to make this objective a reality. Throughput during 2016 was approximately 2,800 tpd and the Company is also taking steps to increase the daily throughput to 3,000 tpd during 2017.

Drilling programs also continue at Bolivar West, along with future plans to drill Bolivar North West, (skarn ore deposit area) to define high grade copper zones. A geophysics program recently conducted has demonstrated anomalies with strong chargeability and resistivity zones. The work was conducted by Quantec Geosciences of Toronto, Ontario utilizing a Titan 24 Induced Polarization (IP) program on a 400 HA land area at the Bolivar operation.

A planned 20,000-metre drilling program has been budgeted with 9,500 meters of In-fill drilling planned at La Sidra and 11,500 meters at Bolivar West and Bolivar NorthWest. Currently drilling is being conducted on Bolivar West zone. The purpose of these programs is to define existing known areas. Once final results are available from the geophysical program, further drilling programs will be carried out.

At Cusi, during 2016, the Company maintained throughput at the off-site Mal Paso plant at approximately 534 tpd, and hopes to continue to increase throughput beyond 600 tpd in 2017. The lower throughput during 2016 was the result of exceptionally poor weather encountered at Cusi during the last six months which caused flooding in various ramps within the mine which required additional pumping to be performed to de-water the ramps and resulted in the Company not having access to as many production stopes during the third and fourth quarters.

The discovery and evaluation to date of the Santa Rosa de Lima zone demonstrates very important potential in our operations at the Cusi Mine. We hope in the short term to have a better understanding of the 12 kilometer structural extension containing the Santa Rosa de Lima zone. Intercepts such as those returned in Cusi-6, Cusi-14 and Cusi-509 are common in epithermal deposits of “bonanza” (High grade). There is reasonable potential to expand the Santa Lima da Rosa zone to depth and along strike to the NW and SE as these areas have never been drill tested. We look forward to an exciting future exploring the Santa Lima da Rosa zone and the surrounding district.

A program of 15,000 meters of drilling is currently in execution at Cusi. This program is targeted to investigate an area of one kilometer in length and 500 meters in depth in the target area defined by the previous drill holes. Drilling to date demonstrates that mineralization is consistent across the assessed area and lies between 1,850 and 1,500 meters above sea level (150 to 550 meters below surface) in depth. To date there are four drills operating in the area to complete the program.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The Company has a history of strong operating cash flow generation, as evidenced by $44.7 million of operating cash flows before movements in working capital generated during 2016, and had cash and cash equivalents of $42.1 million, and working capital of $9.6 million as at December 31, 2016. The Company is expending significant efforts to maintain positive cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and improve liquidity with the objective of reducing debt levels equal to or less than 1 times EBITDA. The Company continues to believe that its’ treasury and future cash flows will be adequate to finance the capital expenditures budgeted at each of the three mines.

Sierra shareholders approve share consolidation as predecessor to potential U.S. listing

On September 27, 2016, a Special Meeting of Shareholders was held, whereby 98% of Sierra Metals’ shareholders voted in favour to amend the Company’s articles to allow the consolidation of the issued and outstanding Common Shares of the Corporation on the basis of one post-consolidation Common Share for every two pre-consolidation Common Shares or such other consolidation ratio that the directors of the Corporation deem desirable. Such ratio is to be no greater than one post-consolidation Common Share for every five pre-consolidation Common Shares.

U.S. Listing

Sierra Metals has determined that a listing on a US stock exchange will benefit the Company. However, to qualify for listing the price of the Common Shares must meet a minimum US$2.00 per share threshold. At the Company’s current share price a share consolidation would not be necessary, however, the Company may need to complete a consolidation designed to increase the price of the Common Shares. The Company has been pre-approved to list on the New York Stock Exchange (“NYSE”) MKT exchange by April 2017.

Spin-out of Peru Northern Properties

Sierra Metals Inc. shareholders have voted at a special meeting of shareholders on February 16, 2017, to spin-out (the “Spin-out”) to existing shareholders its 100% owned Las Lomas Project, into a new public entity called Cautivo Mining Inc. (“Cautivo”) by approving a reduction in the capital of the common shares of Sierra Metals for the capital assigned to Cautivo Mining. The final voting results were 99.94% voting in favour of the capital reduction. On the completion of the Spin-out, Cautivo who are the developer of the properties’ main asset will be its indirect interest in the Las Lomas Project (the “Las Lomas Project”) consisting of approximately 32,000 hectares of greenfield exploration properties located in northern Peru.

2017 Production and Cost Guidance

This section of the MD&A provides management’s production estimates for 2017. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

The Company anticipates 2017 silver equivalent production will range between 11.5 to 13.5 million ounces. Copper equivalent production will range between 98.6 to 115.1 million pounds. The forecasted range includes increased production and higher recoveries at Yauricocha and Bolivar and increased throughput at Cusi.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The Company has a significant amount of untapped potential for continued growth in volume, mill throughput and delivering increased ore value to the mills which will increase cash flow and at current metal prices, should lead the Company to surpass previous EBITDA records in 2017. The Company also expects to see continued growth in mineral resources and metals production and is continuing with a disciplined and well organized plan to unlock value and growth at all three Mines in 2017. Continued investment in our properties through brownfield exploration and key capital expenditures to improve infrastructure and equipment will lay the ground work for continued increases in cashflow, metals production, grade and resources for Sierra Metals in 2017 and beyond.

A table summarizing 2017 production guidance has been provided below:

			2016 Actual
2017 Guidance	Low	High
Silver ounces (000’s)	2,987	3,485	2,979
Copper pounds (000’s)	31,050	36,200	23,390
Lead pounds (000’s)	31,100	36,300	40,551
Zinc pounds (000’s)	61,800	72,100	56,610
Gold ounces	7,800	9,100	8,604

Silver equivalent ounces (000’s) (1)	11,534	13,454	11,952
Copper equivalent pounds (000’s) (1)	98,642	115,066	79,463

(1) 2017 Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au

A mine by mine breakdown of 2017 production guidance, cash costs as well as all in sustaining costs (“AISC”) are included in the table below. Cash costs and AISC guidance is shown per payable silver equivalent ounce and copper equivalent pound.

Mine	Silver Eq Oz (M)	Copper Eq Lbs (M)	Cash Costs per AgEqOz or CuEqLb Sold	AISC ($)* per AgEqOz or CuEqLb Sold
Yauricocha (Ag Eq Oz)	7.1 - 8.3	60.8 - 70.9	$9.58/oz	$12.29/oz
Bolivar (Cu Eq Oz)	3.2 - 3.7	27.4 - 31.9	$1.08/lb	$1.74/lb
Cusi (Ag Eq Oz)	1.2 - 1.4	10.5 - 12.3	$10.90/oz	$19.66/oz

*AISC includes Treatment and Refining Charges, Selling Costs, G&A Costs and Sustaining Capex

(1) 2017 Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.5/oz ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au

2017 Capital Expenditures

In 2017 the Company plans to invest a total of $49.0 million on capital expenditures including $25.3 million for sustaining requirements, $23.7 million for expansion, growth projects and exploration expenses. This total represents a significant increase from 2016, however it will allow Sierra Metals to significantly grow mineral resources and increase production at all three projects which will provide increased cash flow and lower cash costs. This program will be funded by operating cashflow.

The 2017 budget includes a total of $8.6 million to be spent on property plant and equipment, $7.1 million towards underground development, $4.3 million in exploration and $29 million

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

towards corporate projects including shaft deepening at the Yauricocha Mine and new tailings deposition facilities at the Bolivar & Cusi Mines. Management will continue to review metal prices and retains the option to adjust the 2017 budget should metal prices experience any dramatic changes in 2017.

A breakdown by Mine of the tonnage and grade, throughput and planned capital investments is shown below:

The Yauricocha Mine in Peru plans to process up to 1.0 million tonnes (2,850 tpd) in 2017. Sustaining Capex will be approximately $9.8 million and growth Capex will be approximately $6.9 million.

2017 major capital investments include:

•	$5.5 million for deepening of the Yauricocha Shaft
•	$1.4 million for the completion of the Yauricocha Tunnel
•	$5.0 million for brownfield exploration and existing definition drilling and development

The Bolivar Mine in Mexico plans to process up to 1.1 million tonnes with initial production at 3,000 tpd with an objective to reach 3,500 tpd by year end in 2017. Sustaining Capex will be approximately $15.8 million and growth Capex will be approximately $3.5 million.

2017 major capital investments include:

•	$6.1 million for tailings deposition facility expansion, move to dry stack application
•	$4.9 million for equipment overhaul and replacement
•	$4.1 million for brownfield exploration and existing definition drilling and development

The Cusi Mine in Mexico plans to process up to 221,000 tonnes (600 tpd) in 2017. Sustaining Capex will be approximately $8.4 million and growth Capex will be $0.3 million.

2017 major capital investments include:

•	$2.6 million for tailings deposition facility
•	$2.4 million for brownfield exploration and existing definition drilling and development

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 10% higher for silver, zinc and gold, 2% higher for lead and 11% lower for copper during 2016 compared to the average prices for 2015. There has also been a strong upswing in base metal prices during Q4 2016 as the prices of copper (9%), lead (23%) and zinc (59%) have all increased significantly compared to Q4 2015. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy have, in recent months, had a positive impact on the prices.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

LME Average Prices	Three months ended December 31,		Year ended December 31,
(In US dollars)	2016	2015	2016	2015
Silver (oz)	$17.19	$14.76	$17.10	$15.70
Copper (lb)	$ 2.39	$ 2.22	$2.21	$2.49
Lead (lb)	$ 0.94	$ 0.78	$0.85	$0.81
Zinc (lb)	$ 1.14	$ 0.73	$0.95	$0.87
Gold (oz)	$1,260	$1,105	$1,248	$1,161

Since February 2016, supply concerns, prevailing low to negative interest rates and political uncertainty led to renewed investment demand in precious metals in comparison to the last nine months of 2015. However, nearing the end of 2016, the U.S. election results revived the sentiment towards the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. During Q4 2016, the prices of silver and gold increased compared to Q4 2015, with the price ranging from $15.72 to $29.12 per ounce for silver and $1,141 to $1,306 per ounce for gold. Sierra’s average realized silver price for Q4 2016 was $16.82 per ounce compared to $14.76 per ounce in Q4 2015. Sierra’s average realized gold price for Q4 2016 was $1,210 per ounce compared to $1,096 per ounce in Q4 2015.

In early November, copper prices increased over $0.50/lb in two weeks after being on a downward trend since February 2011 when prices peaked above $4.60/lb. Copper consumption continues to rise at better than projected rates, although still lower than in 2015. Stronger than expected construction and automotive growth have offset manufacturing declines. The large increases in global mine production growth over the past two years are now mostly complete and mine production growth is expected to fall during 2017. Despite the recent rally in prices and stable metal markets, the market remains cautious in the short to medium-term. During Q4 2016, copper prices traded in a range of $2.18 to $2.67 per pound with an average quarterly price of $2.39 per pound compared with $2.22 per pound in Q4 2015. Sierra’s average realized copper price for Q4 2016 was $2.38 per pound compared to $2.19 per pound in Q4 2015.

During Q4 2016, zinc prices traded in a range of $1.03 to $1.27 per pound with an average quarterly price of $1.14 compared with $0.73 per pound in Q4 2015. Sierra’s realized zinc price for Q4 2016 was $1.16 per pound compared to $0.73 per pound in Q4 2015. A continued lack of investment in new zinc mine production, along with anticipated closures of major zinc mines is likely to result in a continuation of the decline of zinc metal inventories that began in 2013 and resulted in a significant deficit in the global zinc metal market and limited availability of physical metal within the next two years. Zinc prices have recovered significantly during 2016 with an average price of $0.98. Total reported zinc exchange stocks fell 28,400 tonnes during Q4 2016 to 580,700 tonnes, and year-to-date exchange stocks are down 84,200 tonnes. Total global reported exchange stocks are estimated at 15 days of global consumption, down from the 25 year average of 23 days. Excess zinc metal stocks also continue to be drawn down from non-LME warehouses.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Lead prices traded in a range of $0.89 to $1.07 per pound in Q4 2016. Sierra’s realized lead price during Q4 2016 was $0.95 per pound compared to $0.77 per pound in Q4 2015.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at December 31, 2016 the US dollar/Peruvian Nuevo Sol exchange rate was 3.35 (December 31, 2015: 3.41) and the US dollar/Mexican Peso exchange rate was 20.74 (December 31, 2015: 17.25). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would result in a change of $4.2 million and $1.4 million in the Company’s net profit, respectively, assuming that our operational performance during 2016 was consistent with 2015.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2016				2015
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore Processed/tonnes milled
Yauricocha	236,650	237,429	215,510	207,580	193,710	193,558	224,988	219,969
Bolivar	245,000	250,261	236,252	218,886	211,311	206,318	209,459	203,359
Cusi	36,055	48,863	52,226	49,753	51,821	52,206	48,928	49,079

Consolidated	517,705	536,553	503,988	476,219	456,842	452,082	483,374	472,407

Silver ounces produced (000’s)
Yauricocha	550	545	463	283	287	377	577	550
Bolivar	98	95	106	97	103	85	114	139
Cusi	140	172	211	207	213	228	221	211

Consolidated	788	812	780	588	603	691	911	900

Copper pounds produced (000’s)
Yauricocha	1,720	1,740	959	1,863	1,047	770	2,037	1,712
Bolivar	4,433	4,417	4,287	3,974	4,447	3,939	4,471	4,772
Cusi	—	—	—	—	—	—	—	—

Consolidated	6,152	6,156	5,245	5,836	5,493	4,709	6,508	6,484

Lead pounds produced (000’s)
Yauricocha	9,295	10,651	9,550	6,944	6,814	10,127	10,751	11,738
Bolivar	—	—	—	—	—	—	—	—
Cusi	695	999	1,105	1,312	1,106	899	365	377

Consolidated	9,990	11,650	10,655	8,256	7,920	11,026	11,116	12,115

Zinc pounds produced (000’s)
Yauricocha	16,776	14,041	13,708	10,281	9,265	9,332	13,019	10,461
Bolivar	—	—	—	—	—	—	—	—
Cusi	263	394	510	638	—	—	—	—

Consolidated	17,039	14,435	14,218	10,919	9,265	9,332	13,019	10,461

Gold ounces produced
Yauricocha	908	1,457	1,237	1,062	1,041	1,158	1,232	1,587
Bolivar	801	583	743	859	833	660	804	919
Cusi	158	265	217	314	327	208	141	155

Consolidated	1,867	2,305	2,197	2,235	2,201	2,026	2,177	2,661

	2016				2015
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver equivalent ounces produced (000’s)[1]
Yauricocha	2,170	2,138	1,852	1,496	1,319	1,542	2,152	2,024
Bolivar	825	803	806	759	834	727	846	925
Cusi	199	260	307	327	292	288	249	241

Consolidated	3,194	3,201	2,965	2,582	2,444	2,556	3,247	3,190

Copper equivalent pounds produced (000’s)[1]
Yauricocha	14,425	14,216	12,314	9,948	8,768	10,254	14,308	13,456
Bolivar	5,483	5,339	5,362	5,046	5,542	4,833	5,623	6,147
Cusi	1,324	1,729	2,038	2,170	1,940	1,914	1,658	1,603

Consolidated	21,232	21,284	19,714	17,164	16,250	17,002	21,589	21,206

Cash cost per tonne processed
Yauricocha	$56.15	$56.17	$55.41	$55.30	$57.17	$55.24	$48.34	$50.78
Bolivar	$21.88	$22.99	$26.40	$26.55	$25.06	$32.56	$28.14	$25.89
Cusi	$57.83	$47.21	$42.57	$50.38	$48.17	$41.20	$38.22	$31.43

Consolidated	$40.06	$39.87	$40.48	$41.57	$41.30	$43.27	$40.01	$38.05

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $14.96/oz Ag, $2.25/lb Cu, $0.75/lb Pb, $0.73/lb Zn, $1,113/oz Au.

In 2016 consolidated metal production increased by 4% compared to 2015 and represented the second highest level of annual metal production in the Company’s history. During Q4 2016, consolidated metal production increased 31% compared to Q4 2015, and resulted in the achievement of the second highest level of quarterly metals production in the Company’s history. The increase in metal production compared to Q4 2015 was due to higher throughput, head grades and recoveries at the Yauricocha Mine in Peru. This was partially offset by a decrease in head grades and recoveries at the Bolivar Mine, and the decrease in throughput, head grades and recoveries at the Cusi Mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

At the Bolivar Mine in Mexico, the Company saw a significant increase in throughput, but was hindered by lower grades which led to a minor reduction in copper equivalent production when compared to Q4 2015. The Company will focus on continuing to increase production volume while improving the value per tonne of ore mined at Bolivar in 2017. At Cusi, poor weather and significant rainfall caused flooding in ramps which led to stope unavailability resulting in lower production, however we will continue to seek improvement at Cusi with better grade control and selective mining practices.

During Q4 2016, consolidated silver and copper equivalent production increased 31% compared to Q4 2015, despite just a 13% increase in throughput and was the third best quarter of silver and copper equivalent production in the Company’s history. In addition to the increase in throughput, the increased metal production was also due to higher head grades of silver, copper and zinc, and higher recoveries for all metals, except gold, at Yauricocha; as well as increased recoveries of all metals, except copper, at Bolivar. This was partially offset by a decrease in head grades of all metals at the Bolivar Mine, and the decrease in throughput, and head grades and recoveries of all metals at the Cusi Mine.

The Company continues to see significant improvements in the operations at Yauricocha, as we have completed the restructuring process at the mine. Silver equivalent production increased by 65%, despite just a 22% increase in throughput, in Q4 2016 versus Q4 2015 as the Company continued to focus on the production of higher grade material to maximizing metal content and profitability.

Consolidated Production	Three Months Ended			Year Ended
	December 31, 2016	December 31, 2015	% Var	December 31, 2016	December 31, 2015	% Var
Tonnes processed	517,705	456,842	13%	2,034,465	1,864,706	9%
Daily throughput	5,917	5,221	13%	5,813	5,328	9%

Silver ounces (000’s)	789	603	31%	2,979	3,105	-4%
Copper pounds (000’s)	6,153	5,493	12%	23,390	23,197	1%
Lead pounds (000’s)	9,990	7,920	26%	40,551	42,177	-4%
Zinc pounds (000’s)	17,039	9,265	84%	56,610	42,077	35%
Gold ounces	1,867	2,201	-15%	8,604	9,066	-5%
Silver equivalent ounces (000’s) (1)	3,194	2,444	31%	11,952	11,439	4%
Copper equivalent pounds (000’s) (1)	21,233	16,250	31%	79,463	76,051	4%
Metals payable in concentrates
Silver ounces (000’s)	684	555	23%	2,520	2,854	-12%
Copper pounds (000’s)	6,210	5,309	17%	21,258	21,973	-3%
Lead pounds (000’s)	9,547	7,593	26%	37,781	40,171	-6%
Zinc pounds (000’s)	14,231	7,562	88%	48,042	35,161	37%
Gold ounces	1,062	1,059	0%	5,735	5,380	7%
Silver equivalent ounces (000’s) (1)	2,605	2,132	22%	10,117	10,289	-2%
Copper equivalent pounds (000’s) (1)	17,656	14,507	22%	67,261	68,408	-2%

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $14.96/oz Ag, $2.25/lb Cu, $0.75/lb Pb, $0.73/lb Zn, $1,113/ox Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is soon to be permitted to produce at a rate of 3,000 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Esperanza Zone:

During the first quarter of 2016 Sierra announced the discovery of a new high grade sulfide zone, referred to as the “Esperanza” zone, located 100 meters along strike from current mining activities. The discovery has returned the thickest sulfide intercepts in the 68 year mining history at Yauricocha and comes as part of ongoing drill testing of priority targets at the Yauricocha Mine (please see news release dated January 28, 2016).

Recent exploration development and test stope programs from the Esperanza zone have provided material which is currently being processed at the Chumpe plant, located in the Lima District, Peru.

The Company announced the results of its continuing drill program at Esperanza which reveal that the zone is open on strike and at depth and comes as part of an ongoing drill program at this high priority target at the Yauricocha Mine.

Current Program Drill hole highlights include:

Hole D-ESP-02: 1.54% Cu, 3.99% Zn, 1.49% Pb, 0.70 gpt Au, 52.42 gpt Ag over 48.5m

Hole D-ESP-03: 1.03% Cu, 17.43% Zn, 7.56% Pb, 0.35 gpt Au, 154.38 gpt Ag over 22.1m

Hole D-ESP-01B: 3.34% Cu, 2.62% Zn, 1.02% Pb, 0.67 gpt Au, 76.39 gpt Ag over 34.50m

The Company continues with the exploration, development and definition drill program on the Esperanza ore body from the 1070 level of the mine which is the deepest level in the mine. The program continues to realize intercepts at depth (100 meters below previously drilled holes) in two holes drilled at -50 degree angles as well as with five horizontal holes providing evidence of increased mineralization at the 1070 level. Drilling will continue from the 1070 level horizon with additional flat holes to the south of hole D-ESP-05 as well with additional inclined holes at depth.

The current program reports seven holes drilled with assay results from ALS Minerals Laboratories. The program identified the continuance of the orebody on the 1070 level with an intermittent strike length of 150 meters with widths varying from 2 meters to sections in excess of

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

20 meters with zones of lead and zinc sulfide mineralization as well as zones of predominantly copper sulfide mineralization. At depth, mineralization continues below the 1170 level horizon.

The current drill program has, in addition to intercepts at the Esperanza zone, also intercepted new “Cuerpos Pequenos” ore bodies with high grade lead, zinc, and silver values. These new small ore bodies on the 1070 level were not present in the upper part of the mine near the Central orebody nor in the Mascota mining area. There exists a possibility that this type of discovery could also be present in the Central ore body zone to the East of Esperanza on the 1070 level horizon since this area has not been explored or developed to the extent of Esperanza.

As it stands now the Esperanza zone extends from the 870 to below the 1170 level of the mine and has a demonstrated strike length in excess of 240 meters in the upper levels of the mine. The Company is optimistic that the mineralization will continue to the South and North on strike.

Discovery of new high grade sulphide Cuye-Mascota Zone

On November 17, 2016 the Company announced the discovery of a new high grade sulfide zone referred to as the “Cuye - Mascota” zone, located 200 meters north of the central mine area along strike and adjacent to current mining activities. The discovery comes as part of ongoing diamond drill brownfield exploration programs testing priority targets at its Yauricocha Mine located 150 kilometers southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru. A total of seven drill holes have been drilled to date on the Cuye - Mascota orebody, which is located at the extreme south end of the Mascota oxide orebody. The Company continues with exploration drilling activities in areas below the Cuye and Mascota ore bodies and will continue to report assay results as they become available.

Drill hole highlights include: (for a complete table of drill results please see Company press release dated November 17, 2016)

•	Hole MAS-09: 4.90% Cu, 0.89% Zn, 0.37% Pb, 0.23 gpt Au, 226.45 gpt Ag over 18.2m
•	Hole MAS-17: 0.46% Cu, 17.71% Zn, 4.13% Pb, 0.94 gpt Au, 125.16 gpt Ag over 30.10m
•	Hole MAS-23: 0.73% Cu, 28.85% Zn, 1.45% Pb, 0.35 gpt Au, 149.00 gpt Ag over 7.55m
•	Hole MAS-23: 2.72% Cu, 0.43% Zn, 0.09% Pb, 2.12 gpt Au, 102.95 gpt Ag over 20.00m
•	Hole MAS-27: 0.39% Cu, 12.59% Zn, 3.46% Pb, 0.68 gpt Au, 91.91 gpt Ag over 9.60m
•	Hole MAS-27: 1.32% Cu, 0.53% Zn, 0.05% Pb, 0.87 gpt Au, 45.67 gpt Ag over 8.80m

As a result of this drilling program, continued mineralization has been identified in the Cuye - Mascota zone, as well as other important structures such as the extension of the existing Mascota zone. This has provided the Company with important information that had been previously unknown. This new information will be reported in the next resource review conducted by the Company, expected to be released during Q2 2017.

New Hoist Installation at Mascota Shaft 720 Level, Yauricocha Mine

During the month of November 2016, the Company transitioned from the prevoius operating surface hoist to a new Hepburn 104 x 45 double drum 1100 HP production hoist currently installed on the 720 level, where it will service the Mascota Shaft. This new hoist has an installed capacity of 106,000 metric tonnes (“MT”) per month based on Hepburn performance data. The hoist is

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

capable of servicing the mine from the 680 level to the 1400 level, which is the undeveloped lower part of the mine (approximately 715 metres deep). The hoist is currently servicing the deepest level (1070 level) of the mine and is capable of servicing the mine from the 680 level to the 1400 level, which is the undeveloped lower part of the mine (approximately 715 metres deep).

The Hepburn hoist will be hoisting from the 680 level to below the 1070 level (last level accessible from Mascota shaft) so that the hoisting distance is reduced to approximately 365 metres. With the shorter hoist distance, we expect to achieve other benefits including reduced hoist time, improved duty cycle as well as less hoist rope in movement in the shaft. Overall, once final commissioning and implementation is complete, management expects that there may be more opportunity to benefit from increased hoisting capacity in excess of the 106,000 MT per month capacity due to the shorter skipping distance.

The new hoist is expected to increase the current hoisting capacity by approximately 30,000 MT per month, and will help as we continue with our goal of increasing production in the future at Yauricocha. The current CIR hoist has an installed capacity to skip 70,000 MT per month from the mine. The Company completed key aspects of the operational improvements program this quarter including the transitioning to a higher capacity hoist at the Mascota shaft and has returned to normalized operations.

The Company has focused heavily on developing the 1070 level and many activities were executed during 2016 including: excavations for an underground shop, explosives magazines, drill stations, access to Mascotaf ramp and access to two loading pockets in the Mascota shaft. All of this development work, as well a development drive to the Esperanza zone, is being carried out with a trackless development program with a dedicated jumbo drill on the level as well as a group of LHD equipment.

Central mine zone

Definition drilling targeting 16 metres below the 1020 level at the Catas stope, further definition drilling targets to the 970 level for the Antacaca Sur, Antacaca and Rosaura stopes. This definition drilling provides for continued production this year and into part of next year.

Cachi Cachi

Definition drilling completed on targets Angelita, Carlita, Elisa to 16 metres below the 820 level. Deeper drilling at the Cachi Cachi zone is planned to define mineralization below the 820 level down to the 920 level. Targets in this Brownfield program are Manuelita, Raquelita, Carmencita and Privasadora. All are known high grade zones that the mine uses to regulate mill feed head grade.

Regional Target Areas

The Company has initiated basic mapping and sampling over portions of the property. Initial results from sampling of a gossan zone along Yauricocha Fault 2 has returned elevated silver and lead values located at the marble – granodiotite contact. Additional follow-up will be planned once drill permits are received.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and twelve months ended December 31, 2016 has been provided below:

Yauricocha Production	3 Months Ended			12 Months Ended
	Dec 31, 2016	Dec 31, 2015	% Var.	Dec 31, 2016	Dec 31, 2015	% Var.
Tonnes processed (mt)	236,650	193,710	22%	897,169	832,225	8%
Daily throughput	2,705	2,214	22%	2,563	2,378	8%

Silver grade (g/t)	100.37	86.13	17%	97.69	102.62	(5)%
Copper grade	0.51%	0.38%	35%	0.54%	0.49%	9%
Lead grade	2.18%	2.46%	(11)%	2.52%	2.93%	(14)%
Zinc grade	3.63%	2.48%	46%	3.18%	2.57%	24%
Gold Grade (g/t)	0.59	0.63	(6)%	0.64	0.70	(8)%
Silver recovery	72.05%	53.53%	35%	65.34%	65.23%	0%
Copper recovery	64.75%	64.94%	0%	59.26%	61.68%	(4)%
Lead recovery	81.72%	64.98%	26%	73.07%	73.28%	0%
Zinc recovery	88.49%	87.45%	1%	87.18%	89.38%	(2)%
Gold Recovery	20.06%	26.38%	(24)%	25.19%	26.74%	(6)%

Silver ounces (000’s)	550	287	92%	1,841	1,791	3%
Copper pounds (000’s)	1,720	1,047	64%	6,281	5,567	13%
Lead pounds (000’s)	9,295	6,814	36%	36,440	39,430	(8)%
Zinc pounds (000’s)	16,776	9,265	81%	54,805	42,077	30%
Gold ounces	908	1,041	(13)%	4,664	5,018	(7)%

Silver equivalent ounces (000’s)(1)	2,170	1,319	65%	7,656	7,037	9%
Copper equivalent pounds (000’s)(1)	14,425	8,768	65%	50,903	46,788	9%

(1)	Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $14.96/oz Ag, $2.25/lb Cu, $0.75/lb Pb, $0.73/lb Zn, $1,113/oz Au.

The Yauricocha mine processed a total of 897,169 tonnes in 2016 representing an 8% increase from 2015. The Mine also processed a total of 236,650 tonnes in Q4 2016 representing a 22% increase compared to Q4 2015. Higher metal production was driven by increased throughput, higher silver, copper and zinc head grades; higher recoveries of all metals, except gold, which were a consequence of higher head grades in the ore sources available to be mined in Q4 2016 versus Q4 2015 as the Esperanza Zone and the cuerpos chicos zones continued to contribute to the metal production.

For 2016 year over year silver production was 4% lower, lead production was 4% lower and gold production was 5% lower. This was offset by a 1% increase in copper production and a 35% increase in zinc production from 2015. The Company continues to see positive improvements from the restructuring at Yauricocha and the continuation of the Esperanza zone into the production schedule in Q4 2016 as evidenced by a 65% increase in silver equivalent production over Q4 2015. During Q4 2016 the Company also saw an increase in the production of all metals, except gold, with increases in production of silver 92%, copper 64%, zinc 81%, and lead 36%, during Q4 2016 compared to Q4 2015.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the new Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. The Company is currently producing at a rate of approximately 2,700 tpd and expects to increase this throughput rate to 3,000 tpd and higher during 2017 and beyond.

Mine development at Bolívar during Q4 2016 totaled 1,112 m. Most of these meters (746) were developed to prepare stopes for mine production. The remainder of the meters (366) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping.

During 2016, exploration drilling continued along the Bolivar West fault area and the Company drilled a total of 11,749 meters in this area; while 3,473 meters were drilled in the El Gallo Inferior area.

La Sidra

On March 6, 2017 the Company announced the results of the initial drill program on the Bolivar property in Chihuahua State, Mexico and continues to define high grade silver-gold and polymetallic mineralization within the La Sidra vein. The mineralized zone currently extends to over 500 meters in length and to 300 meters in depth and is still open along strike and down dip.

Drilling programs also continue at Bolivar West with future plans to drill Bolivar North West (skarn ore deposit area) to define high grade copper with coincident strong chargeability and within resistivity zones detected during a recently completed a 400 Hectare Titan 24 Induced Polarization (‘IP’) survey conducted by Quantec Geosciences of Toronto, Ontario.

A planned 20,000-metre drilling program has been budgeted with 9,500 meters of In-fill drilling planned at La Sidra and 11,500 meters at Bolivar West and Bolivar NorthWest. Currently drilling is being conducted on Bolivar West zone. The purpose of these programs is to define existing known areas. Once final results are available from the geophysical program, further drilling programs will be carried out.

Feeders/Breccias at El Gallo Zone to Depth

The area of El Gallo, which is the current focus of mining operations, has associated breccias and feeder zones which correspond to epithermal deposits. These breccias are composed of andesite clasts and granodiarite skarn matrix formed by calcite and quartz. The feeders are formed by calcite-quartz veinlets with chalcopyrite nodules which are important copper bearing conduits. To date, the known dimensions of the breccias range from 60 to 120 metres in length and 20 to 25 metres in thickness, with a vertical height range of 13 to 14 metres. The feeders are known to have a depth of 150 metres below the top level of the Mina del Fierro magnetite. Drilling is currently taking place in this area and it is believed that these mineralized bodies will continue to grow at depth.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Bolivar NW (Skarn)

The area of Bolivar NW, approximately 3 kilometres to the north of existing operations at El Gallo, is understood to be a replacement deposit in stratiform Northwest – Southeast direction. It is a calcosilicate skarn, present in the deposit varying between semi massive economic mineralization with the presence of magnetite and chalcopyrite nodules. The mineralized body is being explored with diamond drilling towards the Southeast with the possible connection to the El Gallo Zone. The current defined strike length is approximately one kilometre along the structure. The Company expects that at completion of the current diamond drilling program, a possible expansion of the current known orebody will result.

West Bolivar (Skarn)

The West Bolivar deposit, approximately 2 kilometres Southwest of El Gallo and across a fault, is a copper-zinc skarn that has developed adjacent to a contact in the volcano-sedimentary sequence and a hidden granodiorite body. Diamond drilling is currently taking place on known target areas. Intercepts of copper mineralization have provided positive progress on this program. The potential mineralized area covers an area approximately 240 metres long (East-West) and 300 metres (North-South). The opportunity exists to potentially develop significant tonnage with potential economic grades.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and twelve months ended December 31, 2016 has been provided below:

Bolivar Production	3 Months Ended			12 Months Ended
	Dec 31, 2016	Dec 31, 2015	% Var.	Dec 31, 2016	Dec 31, 2015	% Var.
Tonnes processed (mt)	245,000	211,311	16%	950,398	830,447	14%
Daily throughput	2,800	2,415	16%	2,715	2,373	14%

Copper grade	0.99%	1.13%	(13)%	1.00%	1.15%	(13)%
Silver grade (g/t)	15.53	19.37	(20)%	16.72	20.57	(19)%
Gold grade (g/t)	0.18	0.31	(40)%	0.19	0.30	(35)%
Copper recovery	83.03%	84.29%	(1)%	81.73%	84.02%	(3)%
Silver recovery	80.42%	78.18%	3%	77.84%	80.18%	(3)%
Gold recovery	55.62%	40.04%	39%	50.55%	40.49%	25%

Copper pounds (000’s)	4,433	4,447	0%	17,109	17,629	(3)%
Silver ounces (000’s)	98	103	(4)%	398	440	(10)%
Gold ounces	801	833	(4)%	2,986	3,216	(7)%

Silver equivalent ounces (000’s)(1)	825	834	(1)%	3,193	3,331	(4)%
Copper equivalent pounds (000’s)(1)	5,483	5,542	(1)%	21,230	22,147	(4)%

(1)	Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $14.96/oz Ag, $2.25/lb Cu, $0.75/lb Pb, $0.73/lb Zn, $1,113/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The Bolivar Mine processed 950,398 tonnes in 2016 representing another record for annual throughput at the Mine and represented a 14% increase over 2015. Bolivar had a strong quarter of throughput in Q4 2016 with 245,000 tonnes processed which was a 16% increase compared to Q4 2015. The higher throughput and higher recoveries helped offset the lower head grades encountered and resulted in just a 1% decrease in copper equivalent production in Q4 2016 compared to Q4 2015.

Metals production at the Bolivar Mine decreased in 2016 with copper production 3% lower, silver production 10% lower and gold production 7% lower when compared to 2015. In Q4 2016 Copper production was flat at 4.4 million pounds, silver production of 98,000 ounces decreased 4%, and gold production of 801 ounces decreased 4% compared to Q4 2015. The 1% decrease in metal production was driven by the lower head grades for all metals and lower copper recoveries, despite the 16% increase in throughput.

The Company’s focus at Bolivar in 2017 will be on improving production volume with higher throughput, and higher grades and recoveries by concentrating on the development and extraction of known mineralized areas within the Bolivar concessions.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production. The Company has been successful in increasing the throughput at Cusi from 170 tpd during 2013 to 534 tpd during 2016.

Mine development of the mineralized structures at the Promontorio and Santa Eduwiges Mines in Q4 2016 totaled 1,304 meters (440 meters of ramps, 551 meters of drifts, and 43 meters of raises). As a result of this development, 37,832 tons of ore was produced with average head grades of: 0.14 g/t. Au; 188 g/t Ag; 1.01% Pb and 1.06% Zn. The veins mined in Q4 2016 in the Santa Eduwiges Mine were: Moctezuma (level 11 and 13), San Nicolás (level 11 and 13), Veta B (level 13) and San Antonio (level 14).

At the Promontorio Mine, ore was extracted from the following veins: Promontorio, Promontorio South, San Nicolas and El Gallo (level 2).

The San Nicolás Vein has been one of the main veins which has been providing ore for production with head grades of 0.14 g/t Au, 186 g/t Ag, 0.48 % Pb y 0.53 % Zn.

During Q4 2016, 4,750 meters of infill drilling was carried out inside the mine to verify the continuity of structures and assist in the development of mining stopes of various veins. During Q4 2016 the Company drilled 3,817 meters from surface to explore the San Ignacio, San Rafael and Cusi Fault veins.

The Company has begun producing a zinc concentrate from the Cusi Mine during 2016 as current and future block models have encountered ore zones which contain significant zinc content which can be milled and turned into a zinc concentrate which will enhance future cash flows from the mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Discovery of Significant High-Grade Zone at Cusi Silver Mine in Mexico

On February 27, 2017 the Company announced the discovery of new high grade silver intercepts occurring in the Santa Rosa de Lima complex located within the current Cusi Mine operational area. The Santa Rosa de Lima complex lies within a regional structure extending some 64 kilometers. Extension on the Cusi property has an anticipated length of 12 kilometers. The discovery comes as part of a reinterpretation of the Hydrothermal model and a drilling campaign consisting of 15,000 meters which began in December 2016. To date, the Company has drilled 10,200 meters or about 79% of the planned program which is expected to be completed by the end of March 2017.

The mineralization at the Santa Rosa de Lima structure is located 100 meters below the surface, and can occasionally be observed at surface at the intersections of veins like “Promontorio” and “Santa Edwiges”.

San Nicolas Vein

This is a structural vein on surface known longitudinally for approximately 1,300 metres with a general direction of Northwest 50 degrees Southeast. In the area of the Promontorio Mine the structure is identified on several levels and is believed to be an oxidized structure potentially containing economic material. In the area of the Santa Edwiges Mine the structure is also identified on several levels with less oxidation and greater amounts of sulphides. Drilling is ongoing and drift development on this target has resulted in deliverable base metal contributions in zinc and lead sulphide mineralization to the Malpaso mill plant.

San Ignacio Vein

The San Ignacio structure is believed to be the continuation of the Promontorio vein on the footwall of the San Nicolas vein. The structure has a direction of Southwest 45 degrees to 80 degrees Northwest and extends up to 300 metres. This is one of the least explored structures on the surface, along strike on the vein, where there was some small scale mining. The zone is open to depth and along strike.

Moctezuma Vein

The Moctezuma vein is a breccia of crustified quartz and bands of galena – sphalerite and nodules of galena, speckled with chalcopyrite and argentite. Drilling is ongoing and the mineralized zone is detected to be 75 meters in length with average thicknesses from 1.8 to 3.0 metres. The vein is related to the Monaco structure, which extends at least 250 metres in strike length. It is expected to have economic grades and represents strong mineral potential.

San Antonio Vein

The San Antonio Vein is described as a crustified quartz vein with bands of argentite and galena, in contact of the footwall with a breccia of massive sulphides composed of galena, sphalerite, argentite and presents sporadically disseminated chalcopyrite. Drilling is ongoing and drifting on known zones is ongoing with the average width appearing to be 2.5 metres and the vein is recognized in vertical extent from surface to approximately 300 metres in depth. It is believed that there is potential at depth to discover further mineralization.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The discovery and evaluation to date of the Santa Rosa de Lima zone demonstrates very important potential in our operations at the Cusi Mine. We hope in the short term to have a better understanding of the 12 kilometer structural extension containing the Santa Rosa de Lima zone. Intercepts such as those returned in Cusi-6, Cusi-14 and Cusi-509 are common in epithermal deposits of “bonanza” (High grade).

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and twelve months ended December 31, 2016 has been provided below:

Cusi Production	3 Months Ended			12 Months Ended
	Dec 31, 2016	Dec 31, 2015	% Var.	Dec 31, 2016	Dec 31, 2015	% Var.
Tonnes processed (mt)	36,055	51,821	(30)%	186,898	202,033	(7)%
Daily throughput	412	592	(30)%	534	577	(7)%

Silver grade (g/t)	172.70	175.20	(1)%	171.78	175.88	(2)%
Gold grade (g/t)	0.23	0.29	(19)%	0.26	0.22	15%
Lead grade	1.13%	1.19%	(5)%	1.21%	0.78%	56%
Zinc grade	1.04%	0.00%	N.A.	1.16%	0.00%	N.A.
Silver recovery (flotation)	70.04%	73.00%	(4)%	71.66%	76.46%	(6)%
Gold recovery (lixiviation)	58.16%	67.91%	(14)%	61.82%	57.22%	8%
Lead recovery	77.43%	81.10%	(5)%	82.24%	79.08%	4%
Zinc recovery	31.86%	0.00%	N.A.	37.72%	0.00%	N.A.

Silver ounces (000’s)	140	213	(34)%	740	873	(15)%
Gold ounces	158	327	(52)%	954	831	15%
Lead pounds (000’s)	695	1,106	(37)%	4,110	2,747	50%
Zinc pounds (000’s)	263	0	N.A.	1,804	0	N.A.

Silver equivalent ounces (000’s)(1)	199	292	(32)%	1,103	1,070	3%
Copper equivalent pounds (000’s)(1)	1,324	1,940	(32)%	7,330	7,116	3%

(1)	Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $14.96/oz Ag, $2.25/lb Cu, $0.75/lb Pb, $0.73/lb Zn, $1,113/oz Au.

Annual production at the Cusi mine was 186,898 tonnes which was 7% lower than 2015. Total ore processed of 36,055 tonnes during Q4 2016 decreased 30% compared to Q4 2015. Lower head grades and recoveries for all metals, combined with the lower throughput, resulted in a 32% decrease in metal production during Q4 2016 compared to Q4 2015.

Silver production of 740,000 ounces in 2016 decreased 15%, however gold production at 954 ounces increased 15% and lead production at 4.1 million pounds increased 50% over 2015. The Cusi Mine also began the production of Zinc in 2016 with annual production of 1.8 million pounds for the year. In the Q4-2016 silver production of 140,000 ounces decreased 34%, gold production of 158 ounces decreased 52%, while lead production of 0.7 million pounds decreased 37% compared to Q4 2015. The Mine also produced 263,000 pounds of zinc which was the fourth quarter of zinc production at Cusi. The lower throughput was the result of exceptionally poor weather encountered at Cusi during the last six months which caused flooding in various ramps within the mine which required additional pumping to be performed to de-water the ramps and resulted in the Company not having access to as many production stopes during the quarter.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

	Reserves - Proven and Probable									Contained Metal
		Tonnes (x1000)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	AgEq (g/t)	CuEq (%)	Ag (M oz)	Cu (M lb)	Pb (M lb)	Zn (M lb)	Au (M oz)	AgEq (M oz)	CuEq (M lb)
Yauricocha	Proven	847	70.7	0.59	1.60	2.82	0.65	336	—	1.9	10.9	29.8	52.6	17,735	9.2	—
	Probable	2,940	58.4	0.91	1.02	2.95	0.62	329	—	5.5	58.8	66.1	191.4	58,205	31.1	—
	Proven & Probable	3,787	61.1	0.84	1.15	2.92	0.62	331	—	7.4	69.7	95.9	244.0	75,940	40.3	—

Bolivar	Proven	4,340	22.5	0.84	—	0.19	0.22	—	1.11	3.1	80.4	—	18.2	31,115	—	106.2
	Probable	3,117	15.4	0.65	—	0.52	0.23	—	0.95	1.5	44.7	—	35.7	23,149	—	65.3
	Proven & Probable	7,457	19.5	0.76	—	0.33	0.23	—	1.04	4.7	125.1	—	53.9	54,264	—	171.0

Total	Proven & Probable	11,244	33.5	0.79	N/A	1.20	0.36			12.1	194.8	95.9	297.9	130,204

	Resources - Measured and Indicated											Contained Metal
		Tonnes (x1000)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	AgEq (g/t)	CuEq (%)	Ag (M oz)	Cu (M lb)	Pb (M lb)	Zn (M lb)	Au (oz)	AgEq (M oz)	CuEq (M lb)
Yauricocha	Measured	1,429	74.7	0.87	1.54	3.10	0.71	371	—	3.4	27.4	48.6	97.7	32,703	17.0	—
	Indicated	6,442	57.7	1.17	0.81	2.61	0.66	332	—	12.0	166.8	115.1	370.7	137,189	68.7	—
	Measured & Indicated	7,871	60.8	1.12	0.94	2.70	0.67	339	—	15.4	194.2	163.7	468.4	169,892	85.7	—

Bolivar	Measured	8,847	22.3	0.87	—	0.98	0.20	—	1.35	6.3	169.4	—	190.9	49,600	—	264.2
	Indicated	6,557	15.6	0.67	—	1.05	0.20	—	1.14	3.3	97.3	—	151.4	30,800	—	164.7
	Measured & Indicated	15,404	19.4	0.79	—	1.01	0.20	—	1.26	9.6	266.7	—	342.2	80,400	—	428.9

Cusi	Indicated	1,665	231.9	—	0.46	0.46	0.08	—	—	12.4	—	16.9	16.9	4,282	—	—

Total	Measured & Indicated	24,940	46.7	N/A	N/A	1.48	0.34			37.4	460.9	180.6	827.5	254,574

	Resources - Inferred									Contained Metal
		Tonnes (x1000)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	AgEq (g/t)	CuEq (%)	Ag (M oz)	Cu (M lb)	Pb (M lb)	Zn (M lb)	Au (oz)	AgEq (M oz)	CuEq (M lb)
Yauricocha		3,745	49.1	1.33	0.58	1.86	0.53	292	—	5.9	110.2	48.0	153.7	64,299	35.1	—
Bolivar		6,164	18.1	0.73	—	0.93	0.30	—	1.17	3.6	99.8	—	126.6	38,100	—	158.4
Cusi		2,737	227.5	—	0.31	0.30	0.08	—	—	20.0	—	18.7	18.1	7,039	—	—

Total	Inferred	12,646	72.6	N/A	N/A	1.07	0.32			29.5	210.0	66.7	298.4	109,438

Notes:

1.

The effective date of the mineral reserve and resource statement for the Yauricocha Mine including Mina Central, Cachi-Cachi, Mascota and Cuerpos mineral reserve and resource estimate is Dec 31, 2015. The effective date for Esperanza is June 30, 2016. Details of the estimate are provided in the Company’s August 11, 2016 press release. An NI 43-101 compliant technical report to support the estimate was filed on SEDAR on September 12, 2016. Measured and Indicated Resources include Proven and Probable Reserves. Silver equivalent is based on the following metal prices: US$16.76/oz Ag, US$2.28/lb Cu, US$0.86/lb Pb and US$0.94 Zn and US$1,251/oz Au.

2.

The effective date of the Bolivar mineral reserve and resource estimate is Dec 31, 2012. Details of the estimate are provided in the Company’s Aug 30, 2012 and Apr 17, 2013 press releases and within a NI 43-101 compliant technical report filed on SEDAR on May 31, 2013. Measured and Indicated Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$26.28/oz Ag, US$3.56 Cu and US$0.96 Zn.

3.

The effective date of the Cusi mineral resource estimate is Dec 31, 2013. Details of the estimate are provided in the Company’s Mar 27, 2014 press release and within a NI 43-101 compliant technical report filed on SEDAR on May 9, 2014.

4.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

6. SUMMARIZED FINANCIAL RESULTS

Year ended December 31, 2016 (compared to the year ended December 31, 2015)

	Year ended
(In thousands of United States dollars, except cash costs)	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Revenue	$143,180	$134,052	$172,614

Adjusted EBITDA [1]	41,887	32,317	72,597
Cash flow from operations before movements in working capital	44,303	32,475	71,276

Adjusted net income attributable to shareholders	7,006	4,108	30,496

Non-cash charge on the acquisition of Corona	24,384	27,562	33,874
Gross profit (loss)	16,780	7,331	49,019
Income tax recovery (expense)	(5,757)	2,823	(2,723)
Net income (loss) attributable to shareholders	(12,265)	(33,302)	9,300

(In thousands of United States dollars)	Dec 31, 2016	Dec 31, 2015	Dec 31, 2013
Cash and cash equivalents	$42,145	$25,102	$41,273
Assets	364,812	368,525	424,453
Liabilities	178,850	170,951	189,960

Net Debt [2]	36,537	50,984	40,603

Equity	185,962	197,574	234,493

[1]	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section
[2]	Loans payable minus cash and cash equivalents.

Net income (loss) attributable to shareholders for the year ended December 31, 2016 was $(12.3) million (2015: $(33.3) million) or $(0.08) per share (basic and diluted) (2015: $(0.21)). The major differences between these periods are explained below. The 2015 net loss of $33.3 million included a $19.0 million impairment loss allocated against capitalized exploration and evaluation expenditures on the Cusi Mine.

Revenues

Revenue from metals payable from the Yauricocha Mine in Peru were $97.3 million for the year ended December 31, 2016 compared to $80.1 million for the same period in 2015. The increase in revenue was due to the increases in the price of silver (9%), lead (2%), zinc (10%), and gold (9%), the 8% increase in throughput, and the increase in copper and zinc head grades during 2016 compared 2015. The Company achieved record production during Q3 2016, and the third highest quarter of production during Q4 2016, as the operational improvement program and the focus on extracting higher value ore have positively impacted the revenues during the last three quarters.

Revenue from metals payable in Mexico were $45.9 million for the year ended December 31, 2016, compared to $53.9 million for the same period in 2015. Revenues in Mexico decreased as a result of the decline in copper (11%) price during 2016 compared 2015. Also, there has been a decrease in head grades and recoveries of all metals, except gold recoveries, at the Bolivar Mine, and lower throughput and silver head grades and recoveries at Cusi, which was partially offset by the increase in plant throughput at Bolivar (14%), and the increase in gold and lead head grades and recoveries at the Cusi Mine. Another reason for the decrease in revenues in Mexico was

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

because the Company received a payment of $4.9 million in December 2016 for Bolivar copper concentrate stockpiled at the Piedras Verdes Plant which was awaiting a new filter in order to further process and dry the concentrate. The $4.9 million payment has been recorded as deferred revenue and the concentrate will be recognized as revenue during January – April 2017 as it is shipped.

Revenue from metals payable at the Bolivar Mine were $33.3 million for the year ended December 31, 2016 compared to $41.8 million for the same period in 2015. The decrease in revenue from the Bolivar Mine was due to the 11% decrease in the price of copper realized in 2016 compared to 2015, as well as the decrease in head grades and recoveries of all metals, except gold recoveries. This was partially offset by the 14% increase in plant throughput.

Revenues generated at the Cusi Mine for the year ended December 31, 2016 were $12.6 million compared to $12.1 million for the same period in 2015. The increase in revenues was mainly due to the newly produced zinc concentrate that the Company began shipping during Q2 2016, as well as the dramatic increase in lead (56%) and gold (15%) head grades and lead (4%) and gold (8%) recoveries that contributed to record annual silver equivalent ounce production at Cusi during 2016.

The following table shows the Company’s realized selling prices for each quarter in 2016 and 2015:

Realized Metal Prices	2016					2015
(In US dollars)	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1	YTD
Silver (oz)	$16.82	$19.17	$17.08	$15.26	$17.16	$14.76	$14.64	$16.28	$16.78	$15.78
Copper (lb)	$2.38	$2.16	$2.15	$2.13	$2.23	$2.19	$2.38	$2.75	$2.63	$2.51
Lead (lb)	$0.95	$0.85	$0.79	$0.80	$0.84	$0.77	$0.77	$0.89	$0.81	$0.82
Zinc (lb)	$1.16	$1.02	$0.86	$0.77	$0.98	$0.73	$0.82	$0.99	$0.95	$0.89
Gold (oz)	$1,210	$1,347	$1,246	$1,212	$1,267	$1,096	$1,101	$1,180	$1,224	$1,161

Yauricocha’s cost of sales per silver equivalent payable ounce was $8.10 (2015 - $7.32), cash cost per silver equivalent payable ounce was $7.77 (2015 - $7.10), and all-in sustaining cash cost (“AISC”) per silver equivalent payable ounce was $13.11 (2015 - $13.25) for the year ended December 31, 2016 compared to the same period in 2015. The decrease in the annual AISC per silver equivalent payable ounce during 2016 was due to more silver equivalent payable ounces being produced and sold as a result of higher throughput and ore feed head grades from the increase in available production from higher grade zones in the Mine. Also, lower treatment and refining costs incurred during 2016 resulting from improvements within re-negotiated sales contracts with our smelters offset some of the additional sustaining capital costs and costs related to the mechanization and water management controls implemented at the Mine during 2016.

Bolivar’s cost of sales per copper equivalent payable pound was $1.35 (2015 - $1.39), cash cost per copper equivalent payable pound was $1.15 (2015 - $1.33) and AISC per copper equivalent payable pound was $2.28 (2015 - $2.29) for the year ended December 31, 2016 compared to the same period in 2015. The annual AISC per copper equivalent payable pound remained consistent during 2016 the decrease in cash costs offset an increase of $2.2M in sustaining capital expenditures related to mine development and equipment purchases; as well as a decrease in copper equivalent pounds sold which was due to the lower head grades and recoveries of all metals, except gold recoveries.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Cusi’s cost of sales per silver equivalent payable ounce was $6.00 (2015 – 7.15), cash cost per silver equivalent payable ounce was $10.28 (2015 - $8.82) and AISC per silver equivalent payable ounce was $20.41 (2015 - $26.47) for the year ended December 31, 2016 compared to the same period in 2015. Annual AISC per silver equivalent payable ounce decreased due to the significant decrease of $8.5M in sustaining capital expenditures related to stope and drift development within the mine during 2016 as a significant amount of mine development work was completed during the last two years which has resulted in reduced sustaining capital costs required to drift and develop the necessary amount of mining faces required to maintain current production levels. The decline in throughput and silver head grades and recoveries resulted in fewer silver equivalent payable ounces which also contributed to the higher annual cash cost per silver equivalent payable ounce in 2016 compared to 2015.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for the year ended December 31, 2016 of $45.7 million compared to $46.8 million for the same period in 2015.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $24.4 million for the year ended December 31, 2016 compared to $27.6 million for the same period in 2015. This non-cash charge is recognized in depletion, depreciation and amortization, a component of cost of sales, as inventory is sold. Changes in this charge are associated with variations in inventory levels captured in the change in working capital and changes in reserves and resources. The decrease in non-cash depletion charge year over year is mainly the result of the increase in the proven and probable reserves per the NI 43-101 technical reports released previously.

General and Administrative Expenses

The Company incurred general and administrative expenses of $14.9 million for the year ended December 31, 2016 compared to $13.9 million for the same period in 2015. The increase in general and administrative costs in 2016 compared to the same period in 2015 was due to an increase in legal fees incurred in Canada with regards to the work being performed towards listing Sierra Metals Inc on the NYSE MKT stock exchange, as well as the proposed spin-out of the Northern Peruvian Properties within the Company’s Plexmar Resources subsidiary.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $41.9 million during the year ended December 31, 2016 (2015: $32.3 million) which was comprised of $34.3 million (2015: $24.9 million) from the Peruvian operations and $11.6 million (2015: $9.7 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Income taxes

The Company recorded current tax expense of $9.6 million for the year ended December 31, 2016 compared to $6.8 million for the same period in 2015. The increase was the result of the higher taxable income generated in Peru during 2016 compared to 2015.

During the year ended December 31, 2016, the Company recorded a deferred tax recovery of $3.9 million compared to $9.7 million in the same period in 2015. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously. Also, the Company recorded a deferred tax expense of $1.0 million in Mexico during 2015 due to the taxable income earned in Mexico and concurrent reduction of non-capital losses included within the Mexican deferred tax assets. The decrease in the deferred tax recovery was also due to a foreign exchange loss on the conversion of Mexican peso denominated deferred tax asset into the US dollar functional currency of the Company. The peso weakened significantly compared to the US dollar during 2016 which caused a foreign exchange loss on the translation of non-monetary tax assets from pesos into the US dollar functional currency.

Adjusted net income attributable to shareholders (1)

The Company recorded an adjusted net income of $7.0 million for the year ended December 31, 2016 compared to adjusted net income of $4.1 million for the same period in 2015. The increase resulted from the increase in revenues at the Yauricocha and Cusi mines. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

Other comprehensive loss (“OCL”) for the year ended December 31, 2016 was $(11.9) million compared to OCL of $(37.3) million for the same period in 2015. OCL includes a foreign currency gain of $0.8 million for 2016 (2015: $(2.0) million loss). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1)	This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The following tables display selected annual financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2016	$	$		$	$
Revenue	97,290	33,267	12,623	—	143,180
Production cost of sales	(53,705)	(23,064)	(5,063)	—	(81,832)
Depletion of mineral property	(24,384)	(3,426)	(752)	—	(28,562)
Depreciation and amortization of property, plant and equipment	(7,812)	(6,719)	(1,475)	—	(16,006)

Cost of sales	(85,901)	(33,209)	(7,290)	—	(126,400)

Gross profit from mining operations	11,389	58	5,333	—	16,780

Net income (loss) from operations	(5,250)	(6,853)	3,306	(3,924)	(12,721)

Adjusted EBITDA	34,264	5,120	6,445	(3,942)	41,887

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Year ended December 31, 2015	$	$		$	$
Revenue	80,113	41,839	12,100	—	134,052
Production cost of sales	(45,940)	(27,238)	(6,810)	—	(79,988)
Depletion of mineral property	(27,561)	(4,317)	(589)	—	(32,467)
Depreciation and amortization of property, plant and equipment	(6,793)	(5,978)	(1,495)	—	(14,266)

Cost of sales	(80,294)	(37,533)	(8,894)	—	(126,721)

Gross profit (loss) from mining operations	(181)	4,306	3,206	—	7,331

Net income (loss) from operations	(13,910)	(3,286)	(15,177)	(929)	(33,302)

Adjusted EBITDA	24,905	4,228	5,450	(255)	34,328

Cash Flows

Cash flow from operating activities before movements in working capital of $44.3 million for the year ended December 31, 2016 increased from $32.5 million in the same period of 2015. The increase was due to the increase in revenues and operating margins previously discussed.

Net cash flow of $(25.4) million (2015: $(37.6) million) used in investing activities for the year ended December 31, 2016 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $25.4 million during the year ended December 31, 2016 is presented below:

2016 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Esperanza development and infill drilling	$2.10	$—	$—	$2.10
Mine Development	$0.80	$3.70	$3.40	$7.90
Shafts	$2.50	$—	$0.50	$3.00
Tunnel	$1.00	$—	$—	$1.00
Equipment	$3.30	$2.50	$0.40	$6.20
Tailings Dam	$0.30	$0.10	$—	$0.40
Increase Mill Capacity/maintenance	$0.30	$1.00	$0.30	$1.60
Mine Exploration	$0.60	$0.20	$0.30	$1.10
Mining Concession Fees	$0.70	$0.70	$0.70	$2.10

	$11.60	$8.20	$5.60	$25.40

Net cash flow of $(1.0) million (2015: $(9.2) million) from (used in) financing activities for the year ended December 31, 2016 consists of $(9.5) million (2015: $(12.9) million) in repayments of loans and credit facilities, $(3.7) million (2015: $(3.4) million) in interest paid on loans and credit facilities, and $(0.5) million (2015: $(0.9) million) of dividends paid to non-controlling interest shareholders. This was partially offset by proceeds received from the issuance of credit facilities of $12.8 million in 2016 (2015: $8.0 million).

7. QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

(In thousands of United States dollars, except per share amounts)	2016				2015
	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Revenues	41,825	40,757	36,858	23,740	25,024	28,421	45,867	34,740
Adjusted EBITDA	15,985	16,264	5,265	4,373	(1,935)	2,013	18,249	13,990
Adjusted net income (loss) attributable to shareholders	3,516	5,003	454	(1,967)	(3,599)	(3,646)	7,274	4,079
Net income (loss) attributable to shareholders	(5,076)	1,367	(3,440)	(5,116)	(27,083)	(6,761)	1,209	(667)
Basic and diluted earnings (loss) per share ($)	(0.04)	0.01	(0.02)	(0.03)	(0.17)	(0.04)	0.00	0.00

Three months ended December 31, 2016 (compared to the three months ended December 31, 2015)

Net income (loss) attributable to shareholders for Q4 2016 was $(5.1) million, or $(0.04) per share (basic and diluted), compared to a net loss of $(27.1) million, or $(0.17) per share (basic and diluted) for the same period in 2015. The major differences between these periods are explained below. The Q4 2015 net loss of $27.1 million included a $19.0 million impairment loss allocated against capitalized exploration and evaluation expenditures on the Cusi Mine.

Revenues

Revenue from metals payable from the Yauricocha Mine in Peru were $31.8 million for Q4 2016 compared to $12.8 million for the same period in 2015. Higher revenues are primarily attributable to the 22% increase in throughput, the increase in silver, copper and zinc head grades, the increase in recoveries of all metals, except gold, and the increase in the prices of silver (14%), copper (9%), lead (23%), zinc (59%), and gold (10%) in Q4 2016 compared to Q4 2015.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Revenue from metals payable in Mexico were $9.9 million for Q4 2016, compared to $12.8 million for the same period in 2015. Revenues in Mexico decreased as a result of the lower head grades for all metals, at Bolivar, and lower throughput and silver head grades and recoveries at Cusi. This was partially offset by the higher throughput and higher recoveries for all metals at Bolivar. Another reason for the decrease in revenues in Mexico was because the Company received a payment of $4.9 million in December 2016 for Bolivar copper concentrate stockpiled at the Piedras Verdes Plant which was awaiting a new filter in order to further process and dry the concentrate. The $4.9 million payment has been recorded as deferred revenue and the concentrate will be recognized as revenue during January – April 2017 as it is shipped.

Revenues generated at the Bolivar Mine for Q4 2016 were $7.2 million, compared to $10.0 million for the same period in 2015. At Bolivar, the Company realized a 16% increase in throughput as well as higher silver and gold recoveries, which was partially offset by lower head grades for all metals during Q4 2016 compared to Q4 2015. The main reason for the decline in revenues was the $4.9 million of deferred revenue not realized during 2016 discussed previously.

Revenues generated at the Cusi Mine for Q4 2016 were $2.7 million compared to $2.8 million for Q4 2015. Revenues remained consistent during Q4 2016 compared to Q4 2015 due to the introduction of a zinc concentrate being produced from Cusi during 2016, and the increase in prices of all metals, which helped mitigate the 30% decrease in throughput and the decrease in head grades and recoveries of all metals realized during Q4 2016 compared to Q4 2015.

Yauricocha’s cost of sales per silver equivalent payable ounce was $7.73 (2015 - $9.74), cash cost per silver equivalent payable ounce was $7.29 (Q4 2015 - $9.89), and all-in sustaining cash cost (“AISC”) per silver equivalent payable ounce was $12.51 (Q4 2015 - $17.15) for Q4 2016 compared to Q4 2015. The decrease in AISC per silver equivalent payable ounce during Q4 2016 was due to the increase in throughput, head grades, and recoveries which resulted in the increase in silver equivalent payable ounces; cash costs and AISC’s have remained consistent, quarter over quarter, however the increase in equivalent metal production has reduced the cost metrics at Yauricocha.

Bolivar’s cost of sales per copper equivalent payable pound was $1.52 (2015 – $1.52), cash cost per copper equivalent payable pound was $1.05 (Q4 2015 - $1.43), and AISC per copper equivalent payable pound was $2.71 (Q4 2015 - $2.37) for Q4 2016 compared to Q4 2015. The increase in AISC per copper equivalent payable pound during Q4 2016 was mainly due to the $2.7 million increase in sustaining capital expenditures related to mine development and equipment purchases; as well as the decrease in copper equivalent payable pounds from the decrease in head grades and recoveries during Q4 2016.

Cusi’s cost of sales per silver equivalent payable ounce was $9.44 (2015 – $6.00), cash cost per silver equivalent payable ounce was $21.80 (Q4 2015 - $12.02) and AISC per silver equivalent payable ounce was $41.32 (Q4 2015 - $21.84) for Q4 2016 compared to Q4 2015. AISC per silver equivalent payable ounce increased due to lower throughput, head grades and recoveries for all metals which resulted in a significant decline in silver equivalent payable ounces. The lower throughput was the result of exceptionally poor weather encountered at Cusi during the last six months which caused flooding in various ramps within the mine which required additional pumping to be performed to de-water the ramps and resulted in the Company not having access to as many production stopes during the quarter.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q4 2016 of $15.3 million compared to $11.4 million for the same period in 2015.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $8.4 million for Q4 2016 compared to $5.8 million for the same period in 2015. This non-cash charge is recognized in depletion, depreciation and amortization, a component of cost of sales, as inventory is sold. Changes in this charge are associated with variations in inventory levels captured in the change in working capital and changes in reserves and resources. The decrease in non-cash depletion charge year over year is mainly the result of the increase in the proven and probable reserves and resources per the NI 43-101 technical reports released previously.

General and Administrative Expenses

The Company incurred general and administrative expenses of $4.7 million for Q4 2016 compared to $3.4 million for Q3 2015. The increase in general and administrative costs in Q3 2016 compared to the same period in 2015 was due to an increase in legal fees incurred in Canada with regards to the work being performed towards listing Sierra Metals Inc on the NYSE MKT stock exchange, as well as the proposed spin-out of the Northern Peruvian Properties within the Company’s Plexmar Resources subsidiary.

Adjusted EBITDA

The Company recorded adjusted EBITDA of $16.0 million during Q4 2016 (Q4 2015: $(1.9) million) which was comprised of $14.5 million (Q4 2015: $(3.2) million) from the Peruvian operations and $2.5 million (Q4 2015: $1.5 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues discussed previously. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $4.6 million for Q4 2016 compared to a $(1.0) million current tax recovery in Q4 2015 and the increase was the result of the higher taxable income generated in Peru during Q4 2016 compared to Q4 2015.

During Q4 2016, the Company recorded a deferred tax expense of $1.8 million compared to a deferred tax recovery of $5.4 million in Q4 2015. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously. The decrease in the deferred tax recovery was also due to a foreign exchange loss on the conversion of Mexican peso denominated deferred tax asset into the US dollar functional currency of the Company. The peso weakened significantly compared to the US dollar during 2016 which caused a foreign exchange loss on the translation of non-monetary tax assets from pesos into the US dollar functional currency.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Adjusted net income (loss) attributable to shareholders

The Company recorded an adjusted net income of $3.5 million for Q4 2016 compared to an adjusted net loss of $(3.6) million for Q4 2015 and the increase resulted from the higher revenues realized during the period. Adjusted net income (loss) is defined by management as the net income (loss) attributable to shareholders shown in the consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income (loss) as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

OCL for Q4 2016 was $(5.6) million compared to OCL of $(28.5) million for the same period in 2015. OCL includes a foreign currency loss of $(0.4) million in Q4 2016 (Q4 2015: $0.1 million). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange loss on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

8. LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at December 31, 2016 and December 31, 2015:

(000’s)	December 31, 2016	December 31, 2015
Cash and cash equivalents	$42,145	$25,102
Working capital	$9,576	$13,581
Total assets	$364,812	$368,525

Debt (net of financing fees)	$78,760	$76,086
Total liabilities	$178,850	$170,951

Equity attributable to owners of the Company	$160,268	$170,929

Cash and cash equivalents of $42.1 million and working capital of $9.6 million as at December 31, 2016 compared to $25.1 million and $13.6 million, respectively, at the end of 2015. Cash and cash equivalents have increased by $17.0 million during the year ended December 31, 2016 due to $43.6 million of operating cash flows, and proceeds from the issuance of credit facilities of $12.8 million. This was partially offset by capital expenditures incurred in Mexico and Peru of $(25.4) million, repayment of loans, credit facilities and interest of $(13.2) million, and dividends

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

paid to non-controlling interest shareholders of $(0.5) million. Included in the $43.6 million of operating cash flows were negative changes in non-cash working capital items of $1.5 million due to the increase accounts receivable and inventory as at December 31, 2016.

Trade and other receivables includes $3.8 million (December 31, 2015 - $5.9 million) of Mexican value-added tax (“VAT”) receivables. During 2014, the Company commenced the process to request the refund of the VAT receivable relating to 2012 and 2013 and has successfully received refunds of $10.5 million for some of the monthly claims submitted over the past two years. The Company expects to collect or offset the VAT balance against 2016 or 2017 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at December 31, 2016.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000’s)	Limit	December 31, 2016	December 31, 2015
Dia Bras Peru loan with BCP (Corona Acquisitio	$—	$45,820	$47,019
Corona loan with BCP (Corona Operating)(2)	$15,000	$12,449	$11,087
Corona Notes payable to Scotiabank Peru(3)	$15,000	$14,750	$11,000
Pre-export finance facility with Metagri S.A. de	$4,000	$1,179	$—
FIFOMI working capital facility	$7,543	$4,484	$6,980

Total Debt		$78,682	$76,086
Less cash balances (including restricted cash)		$42,145	$25,102

Net Debt		$36,537	$50,984

(1 – 4) See consolidated financial statements as at December 31, 2016 for details of each loan and credit facility.

Refinancing of Credit Facility

The remaining $48 million due on the Corona Acquisition Facility (“the Facility”) with Banco de Credito del Peru was refinanced in August 7, 2015.

The most significant amendments to the Facility were as follows:

The remaining $48 million on the Facility was split into two tranches:

•	Tranche 1, in the amount of $24 million has quarterly principal repayments of $1.5 million beginning in November 2016 and ending in August 2020;
•	Tranche 2, in the amount of $24 million, has no quarterly principal repayments and to be repaid in full in August 2020;
•	One year principal repayment grace period;
•	Reduced interest rate equal to 3.65% plus 3M LIBOR vs previous rate of 4.15% plus 3M LIBOR; and
•	Term of the Facility extended for five years.

This was a very successful refinancing for the Company, where interest costs were reduced, and almost $20 million of debt principal repayments were no longer due for the remainder of 2015 and 2016. Additionally, quarterly principal repayments thereafter have been reduced from $3.4 million to $1.5 million. The new Facility provides the Company with increased financial flexibility during

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

these difficult times of continued declining metal prices and allows for the completion of the Company’s capital expenditure programs which will benefit the Company with potential production increases and reduced risk exposure. The Company is in compliance with all financial covenants as at December 31, 2016.

Outstanding shares

The authorized share capital at December 31, 2016 was an unlimited number of common shares without par value. March 28, 2017, the Company had 162.4 million shares issued and outstanding (December 31, 2015 – 161.7 million shares issued and outstanding).

As at December 31, 2016, there were 1,771,877 RSUs outstanding at a weighted average fair value of C$1.16.

As at March 28, 2017 there are 1,498,138 RSU’s outstanding at a weighted average fair value of C$1.16.

On September 27, 2016, a Special Meeting of Shareholders was held, whereby 98% of Sierra Metals’ shareholders voted in favour to amend the Company’s articles to consolidate the issued and outstanding Common Shares of the Corporation on the basis of one post-consolidation Common Share for every two pre-consolidation Common Shares or such other consolidation ratio that the directors of the Corporation deem desirable. Such ratio is to be no greater than one post-consolidation Common Share for every five pre-consolidation Common Shares.

9. SAFETY, HEALTH AND ENVIRONMENT

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10. FINANCIAL INSTRUMENTS AND RELATED RISKS

Financial risk management

The Company is exposed to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The aim of the Company’s overall risk management strategy is to reduce the potential adverse effect that these risks may have on the Company’s financial position and results.

The Company’s Board of Directors has overall responsibility and oversight of management’s risk management practices. Risk management is carried out under policies approved by the Board of Directors. The Company may from time to time, use foreign exchange contracts, future and forward contracts to manage its exposure to fluctuations in foreign currency and metals prices. The Company does not ordinarily enter into hedging arrangements to cover long term commodity price risk unless it has the obligation to do so under a credit facility, which would be approved by the Board of Directors.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

i) Market Risk

(1) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company’s sales of silver, copper, lead and zinc are denominated in United States dollars and the Company’s costs are incurred in Canadian dollars, United States dollars, Mexican pesos and Peruvian Nuevo Soles. The United States dollar is the functional currency of the Peruvian and Mexican entities. The Canadian dollar is the functional currency of all other entities. The company also holds cash and cash equivalents, trade and other receivables and accounts payable that are subject to currency risk.

The following are the most significant areas of exposure to currency risk:

`	December 31, 2016
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total $
Cash and cash equivalents	244	67	1,857	2,168
Trade and other receivables	411	8,933	457	9,801

	655	9,000	2,314	11,969

Accounts payable and other liabilities	(1,086)	(24,234)	(12,539)	(37,859)

Total	(432)	(15,234)	(10,225)	(25,891)

	December 31, 2015
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total $
Cash and cash equivalents	218	365	1,093	1,676
Trade and other receivables	154	12,794	351	13,299

	372	13,159	1,444	14,975

Accounts payable and other liabilities	(522)	(29,976)	(8,478)	(38,976)

Total	(151)	(16,817)	(7,034)	(24,001)

The Company manages and monitors this risk with the objective of mitigating the potential adverse effect that fluctuations in currencies against the Canadian dollar and US dollar could have on the Company’s Consolidated Statement of Financial Position and Consolidated Statement of income (loss). As at December 31, 2016, the Company has not entered into any derivative contracts to mitigate this risk.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

A 10% appreciation in the US dollar exchange rate against the Peruvian Nuevo Soles and the Mexican Peso based on the financial assets and liabilities held at December 31, 2016, with all the other variables held constant, would have resulted in an increase to the Company’s net loss of $2,500 (increase in loss in 2015 of $618).

A 10% appreciation in the Canadian dollar exchange rate against the US dollar based on the financial assets and liabilities held at December 31, 2016 and 2015, with all the other variables held constant, would have resulted in a negligible impact to the Company’s net income (loss).

(2) Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its loans payable (note 11). The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. The weighted average interest rate paid by the Company during the year ended December 31, 2016 on its loans and notes payable in Peru was 4.47% (2015 – 4.28%). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $635 (2015 - $598). The interest rate paid by the Company during the year ended December 31, 2016 on its loans payable in Mexico was 5.83% (2014 – 5.78). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $65 (2015 - $54).

(3) Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market.

As at December 31, 2016 and 2015, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. Commodity price risk exists solely in Mexico as the Company fixes metal prices with the purchaser of its concentrates for specific sales for which concentrates have been delivered. The Company’s exposure to commodity price risk is as follows:

Commodity	2016 $	2015 $
10% decrease in silver prices	(32)	(68)
10% decrease in copper prices	(213)	(1,679)
10% decrease in lead prices	(1)	(1)
10% decrease in gold prices	(84)	(198)

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

As at December 31, 2016 and 2015, the Company did not have any forward contracts outstanding.

ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they fall due. The Company has in place planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company tries to ensure that it has sufficient committed credit facilities to meet its short-term operating needs.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities and undiscounted cash flows as at December 31, 2016 of the Company’s financial liabilities and operating and capital commitments:

	Within 1 year	1-2 years	2-5 years	After 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	29,828	—	—	—	29,828
Loans payable(1)	28,633	14,280	34,500	—	77,413
Interest on loans payable	745	274	250	—	1,269
Other liabilities	4,509	1,149	—	—	5,658

Total Commitments	63,715	15,703	34,750	—	114,168

(1)	Current portion includes $14.8 million of notes payable from Scotiabank Peru which are a revolving credit facility

In the opinion of management, the working captial at December 31, 2016, together with future cash flows from operations and available loan facilities, is sufficient to support the Company’s commitments through 2017.

iii)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. The Company sells its concentrate to large international organizations. The Company is exposed to significant concentration of credit risk given that all of its revenues from Peru and Mexico were from two customers at each of the locations. At December 31, 2016 the Company has not recorded an allowance against trade receivables because it is confident that all of the balances will be collected in full when due and there have not been any issues collecting balances owed to the Company in the past.

The Company’s policy is to keep its cash and cash equivalents only with highly rated financial institutions and to only invest in government securities. The Company considers the risk of loss associated with cash and cash equivalents to be low. The counterparty to the financial asset is a large international financial institution with strong credit ratings and thus the credit risk is considered to be low.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

11.	OTHER RISKS AND UNCERTAINTIES

Foreign operations

The Company currently conducts foreign operations and has exploration properties in Peru and Mexico, and as such is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on operations or profitability.

The Company currently has no political risk insurance coverage against these risks. The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental regulation

The Company’s activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company’s top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Exploration, development and mining risk

Sierra’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding, mudrushes and other conditions involved in the drilling, mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are also subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Loan repayment risk

The Company’s ability to repay its loans depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs however the Company cannot assure you that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. These factors include, but are not limited to: commodity price fluctuations; actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Title risk

Although the Company believes that it has exercised commercially reasonable due diligence with respect to determining title to properties that it owns or controls, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.

Permit risk

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability

Although the estimated resources have been delineated with appropriately spaced drilling and sampling, both underground and surface, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Estimates of mineralized material constitute forward-looking information, which is inherently subject to variability. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Mineral resources

Although the Company’s reported mineral resources have been carefully prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the economic value of mineral reserves and mineral resources may vary depending on, among other things, metal prices.

Insurance risk

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Competitive risk

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Sierra’s common shares may experience price volatility

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, as well as market perceptions of the attractiveness of particular industries. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global financial risk

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)

In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancelation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, (“the Federal Court”) issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

12.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and twelve months ended December 31, 2016 and 2015:

	Three Months Ended		Year Ended
(In thousands of United States dollars)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Net income (loss)	$(5,210)	$(28,542)	$(12,721)	$(35,313)
Adjusted for:
Depletion and depreciation	15,301	11,571	45,711	46,940
Interest expense and other finance costs	(274)	1,558	3,676	4,776
Interest income	(18)	(35)	(60)	(67)
Share-based payments	364	175	819	1,317
Foreign currency exchange gain	(520)	719	(1,295)	(1,513)
Impairment charges	—	19,000	—	19,000
Income taxes	6,342	(6,381)	5,757	(2,823)

Adjusted EBITDA	$15,985	$(1,935)	$41,887	$32,317

Non-IFRS reconciliation of adjusted net income (loss)

The Company has included the non-IFRS financial performance measure of adjusted net income (loss), defined by management as the net income (loss) attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income (loss) to the condensed interim consolidated financial statements for the three and twelve months ended December 31, 2016 and 2015:

	Three Months Ended		Year Ended
(In thousands of United States dollars)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Net income (loss) attributable to shareholders	$(5,076)	$(27,083)	$(12,265)	$(33,302)
Non-cash depletion charge on Corona’s acquisition	8,391	5,744	24,384	27,562
Deferred tax recovery on Corona’s acquisition depletion charge	357	(2,154)	(4,637)	(8,956)
Share-based compensation	364	175	819	1,317
Foreign currency exchange gain	(520)	719	(1,295)	(1,513)
Impairment charges	—	19,000	—	19,000

Adjusted net income (loss) attributable to shareholders	$3,516	$(3,599)	$7,006	$4,108

Cash cost per silver equivalent payable ounce and copper equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce and copper equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce and copper equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce and copper equivalent payable pound and has included calculations of this metric in the reconciliations within the applicable tables to follow. This is the first time the Company is including the cost of sales per equivalent ounce and pound metrics.

All-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

Effective Q4 2015, the Company changed its methodology for calculating the cash cost and all-in sustaining cost metrics from a silver payable ounce and copper payable pound, net of by-product credits basis, to a silver equivalent payable ounce and copper equivalent payable pound basis, including treatment and refining charges of all metals in the calculation.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of loss for the three and twelve months ended December 31, 2016 and 2015:

(In thousand of US dollars, unless stated)		Three months ended December 31, 2016				Three months ended December 31, 2015
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		26,475	5,204	3,837	35,515	18,389	9,725	4,788	32,902
Reverse: Workers Profit Sharing		(970)	—	—	(970)	342	—	—	342
Reverse: D&A/Other adjustments		(11,488)	(1,744)	(1,287)	(14,519)	(7,453)	(2,356)	(1,591)	(11,400)
Reverse: Variation in Finished Inventory		(729)	1,901	(465)	707	(203)	(2,074)	(701)	(2,978)

Total Cash Cost		13,288	5,361	2,085	20,734	11,075	5,295	2,496	18,866
Tonnes Processed		236,650	245,000	36,055	517,706	193,711	211,311	51,821	456,843
Cash Cost per Tonne Processed	US$	56.15	21.88	57.83	40.05	57.17	25.06	48.17	41.30

(In thousand of US dollars, unless stated)		Year ended December 31, 2016				Year ended December 31, 2015
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		85,901	26,009	14,491	126,400	80,297	32,462	13,962	126,721
Reverse: Workers Profit Sharing		(1,939)	—	—	(1,939)	(1,148)	—	—	(1,148)
Reverse: D&A/Other adjustments		(32,445)	(6,309)	(5,814)	(44,568)	(34,622)	(6,551)	(5,560)	(46,733)
Reverse: Variation in Finished Inventory		(1,472)	3,462	444	2,434	(714)	(2,740)	(534)	(3,988)

Total Cash Cost		50,045	23,162	9,121	82,328	43,813	23,171	7,868	74,852
Tonnes Processed		897,169	950,398	186,897	2,034,465	832,226	830,447	202,033	1,864,706
Cash Cost per Tonne Processed	US$	55.78	24.37	48.80	40.47	52.65	27.90	38.94	40.14

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound for the three and twelve months ended December 31, 2016 and 2015:

Yauricocha:

			Three months ended		Year ended
(In thousand of US dollars, unless stated)			December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Cash Cost (recovery) per silver payable ounce
Total Cash Cost			13,288	11,075	50,045	43,813
Variation in Finished inventory			729	203	1,472	714

Total Cash Cost of Sales			14,017	11,278	51,517	44,527
Treatment and Refining Charges			5,554	4,536	19,502	24,085
Selling Costs			1,022	667	3,613	3,382
G&A Costs			1,598	1,267	4,928	4,583
Sustaining Capital Expenditures			1,851	1,802	7,357	6,579

All-In Sustaining Cash Costs			24,042	19,550	86,917	83,156
Silver Equivalent Payable Ounces (000’s)			1,922	1,140	6,628	6,275

Cost of Sales per Silver Equivalent Payable Ounce	(US$	)	7.73	9.74	8.10	7.32

Cash Cost per Silver Equivalent Payable Ounce	(US$	)	7.29	9.89	7.77	7.10

All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$	)	12.51	17.15	13.11	13.25

Copper Equivalent Payable Pounds			12,777	7,575	44,069	41,719

Cost of Sales per Copper Equivalent Payable Pound	(US$	)	1.16	1.47	1.22	1.10

Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.10	1.49	1.17	1.07

All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.88	2.58	1.97	1.99

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound and silver equivalent payable ounce for the three and twelve months ended December 31, 2016 and 2015:

Bolivar:

			Three months ended		Year ended
(In thousand of US dollars, unless stated)			December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Cash Cost per copper payable pound
Total Cash Cost			5,361	5,295	23,162	23,171
Variation in Finished inventory			(1,901)	2,074	(3,462)	2,740

Total Cash Cost of Sales			3,460	7,369	19,700	25,911
Treatment and Refining Charges			1,254	1,724	5,697	6,427
Selling Costs			527	774	2,610	3,085
G&A Costs			781	1,058	3,219	3,656
Sustaining Capital Expenditures			2,936	1,288	7,827	5,708

All-In Sustaining Cash Costs			8,957	12,213	39,052	44,787
Silver Equivalent Payable Ounces (000’s)			498	776	2,577	2,938

Cost of Sales per Silver Equivalent Payable Ounce	(US$	)	10.10	10.10	8.95	9.27

Cash Cost per Silver Equivalent Payable Ounce	(US$	)	6.95	9.50	7.64	8.82

All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$	)	17.99	15.74	15.15	15.24

Copper Equivalent Payable Pounds			3,310	5,159	17,131	19,535

Cost of Sales per Copper Equivalent Payable Pound	(US$	)	1.52	1.52	1.35	1.39

Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.05	1.43	1.15	1.33

All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$	)	2.71	2.37	2.28	2.29

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound for the three and twelve months ended December 31, 2016 and 2015:

Cusi:

			Three months ended		Year ended
(In thousand of US dollars, unless stated)			December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Cash Cost (recovery) per silver payable ounce
Total Cash Cost			2,085	2,496	9,121	7,868
Variation in Finished inventory			465	701	(444)	534

Total Cash Cost of Sales			2,550	3,197	8,677	8,402
Treatment and Refining Charges			678	692	2,868	2,354
Selling Costs			116	182	573	724
G&A Costs			172	248	707	857
Sustaining Capital Expenditures			1,319	1,490	4,401	12,889

All-In Sustaining Cash Costs			4,835	5,809	17,226	25,226
Silver Equivalent Payable Ounces (000’s)			117	266	844	953

Cost of Sales per Silver Equivalent Payable Ounce	(US$	)	9.44	9.59	6.00	7.15

Cash Cost per Silver Equivalent Payable Ounce	(US$	)	21.80	12.02	10.28	8.82

All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$	)	41.32	21.84	20.41	26.47

Copper Equivalent Payable Pounds			1,119	1,771	5,611	6,339

Cost of Sales per Copper Equivalent Payable Pound	(US$	)	0.99	1.44	0.90	1.07

Cash Cost per Copper Equivalent Payable Pound	(US$	)	2.28	1.81	1.55	1.33

All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$	)	4.32	3.28	3.07	3.98

Consolidated:

			Three months ended		Year ended
(In thousand of US dollars, unless stated)			December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Total Cash Cost of Sales			20,027	21,844	79,894	78,840

All-In Sustaining Cash Costs			37,834	37,572	143,195	153,169

Silver Equivalent Payable Ounces (000’s)			2,537	2,182	10,049	10,166

Cost of Sales per Silver Equivalent Payable Ounce	(US$	)	8.28	9.85	8.14	7.87

Cash Cost per Silver Equivalent Payable Ounce	(US$	)	7.89	10.01	7.95	7.76

All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$	)	14.91	17.22	14.25	15.07

Copper Equivalent Payable Pounds			17,206	14,505	66,811	67,593

Cost of Sales per Copper Equivalent Payable Pound	(US$	)	1.22	1.48	1.22	1.18

Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.16	1.51	1.20	1.17

All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$	)	2.20	2.59	2.14	2.27

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•

Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

13.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Company recorded consulting fees of $200 (2015 - $250) to companies related by common directors or officers. At December 31, 2016, accounts payable and accrued liabilities include $Nil (2015 – $Nil) with these related parties. Related party transactions occurred in the normal course of business. As at December 31, 2016, the Company has accounts receivable outstanding from these related parties of $285 (2015 - $200). The accounts receivable balance relates to withholding taxes paid by the Company on taxable benefits related to RSU’s vested.

(a)	Compensation of directors and key management personnel

The remuneration of the Company’s directors, officers and other key management personnel during the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	$	$
Salaries and other short term employment benefits	3,847	3,346
Share-based payments	897	1,404

Total compensation	4,744	4,750

(b)	Principal Subsidiaries

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The principal subsidiaries of the Company and their geographical locations as at December 31, 2016 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Plexmar Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Sociedad Minera San Miguelito, S. A. C.	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
Exploraciones Mineras Dia Bras, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México

[1]

The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona’s financial results and records a non-controlling interest for the 18.16% that it does not own.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2016 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at December 31, 2016, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2018, or later periods:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

IFRS 9, Financial Instruments: Recognition and measurement (“IFRS 9”)

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the recognition and measurement of financial assets and liabilities. It also introduces a new expected credit loss model for calculating impairment for financial assets and liabilities. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, was issued in May 2014, which covers principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company has not yet determined the potential impact of adopting this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

Amendments to IAS 7, Statements of Cash Flows (“IAS 7”)

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The amendments apply prospectively for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The Company is in the process of determining the impact of the amendments to IAS 7 on its consolidated financial statements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

15.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at December 31, 2016.

16.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company’s management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2016, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2016. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2016 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, ICFR.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 30, 2016 available at www.sedar.com under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to

Sierra Metals Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2016

(In thousands of United States dollars, unless otherwise stated)

grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.